Confidential Treatment Requested by Apartment Income REIT Corp.

Pursuant to 17 C.F.R. Section 200.83

As submitted confidentially with the U.S. Securities and Exchange Commission on May 5, 2021. This draft registration statement has not been publicly filed with the U.S. Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-11

FOR REGISTRATION

UNDER

THE SECURITIES ACT OF 1933

OF SECURITIES OF CERTAIN REAL ESTATE COMPANIES

Apartment Income REIT Corp.

(Exact name of registrant as specified in its charter)

Maryland	6798	84-1299717
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

4582 South Ulster Street, Suite 1700

Denver Colorado 80237

Telephone: (303) 757-8101

(Address, including zip code, and telephone number, including area code, of  registrant’s principal executive offices)

Lisa R. Cohn

President, General Counsel and Secretary

4582 South Ulster Street, Suite 1700

Denver Colorado 80237

Telephone: (303) 757-8101

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

P. Michelle Gasaway, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 300 South Grand Avenue, Suite 3400 Los Angeles, California 90071 (213) 687-5000	Joseph A. Coco, Esq. and Blair T. Thetford, Esq. Skadden, Arps, Slate, Meagher & Flom LLP One Manhattan West New York, New York 10001 (212) 735-3000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box:  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Security Being Registered	Amount Being Registered	Proposed Maximum Offering Price per Security(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Class A Common Stock, par value $.01 per share	7,825,000	$	$(2)	$

(1)	All 7,825,000 shares of Class A Common Stock registered pursuant to this Registration Statement are to be offered by the selling stockholders named herein.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(a) under the Securities Act of 1933, as amended (the “Securities Act”).

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Confidential Treatment Requested by Apartment Income REIT Corp.

Pursuant to 17 C.F.R. Section 200.83

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MAY 5, 2021

             Shares

Apartment Income REIT Corp.

Class A Common Stock

This prospectus relates to the resale by the selling stockholders of a total of up to 7,825,000 shares of Class A Common Stock of Apartment Income REIT Corp. These shares were issued to the selling stockholders pursuant to a Class A Common Stock Purchase Agreement, dated as of April 23, 2021, among Apartment Income REIT Corp. and the selling stockholders. We are required to file this registration statement pursuant to the Class A Common Stock Purchase Agreement.

We will not receive any proceeds from the sale of the shares of our Class A Common Stock by the selling stockholders.

We have agreed to pay certain expenses in connection with this registration statement and to indemnify the selling stockholders against certain liabilities. The selling stockholders will pay all underwriting discounts and selling commissions, if any, in connection with their sale of shares of our Class A Common Stock.

The selling stockholders (or their pledgees, donees, transferees, distributees or successors in interest) may offer and sell or otherwise dispose of the shares of our Class A Common Stock described in this prospectus from time to time through public or private transactions at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices. We do not know when, at what price or in what amount the selling stockholders may offer the shares for sale. See “Plan of Distribution” beginning on page 33 of this prospectus.

Our Class A Common Stock is listed on the New York Stock Exchange (“NYSE”), under the symbol “AIRC”. On                 , 2021, the last reported sales price of our Class A Common Stock on the NYSE was $                .

Investing in the shares of our Class A Common Stock involves a high degree of risk. Before buying any shares, you should review carefully the risks and uncertainties described under the heading “Risk Factors” beginning on page 2 of this prospectus, under Item 1A.—“Risk Factors” in our most recent Annual Report on Form 10-K and under similar headings in the other documents that are incorporated by reference into this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Delivery of the shares of our Class A Common Stock is expected to be made on or about                , 2021 only in book-entry form through the facilities of The Depository Trust Company.

Prospectus dated                , 2021.

Confidential Treatment Requested by Apartment Income REIT Corp.

Pursuant to 17 C.F.R. Section 200.83

Unless otherwise indicated or the context otherwise requires, any references in this information statement to “we,” “our,” “us,” the “Company” and “AIR” refer collectively to Apartment Income REIT Corp., AIMCO Properties, L.P. and their consolidated subsidiaries.

Confidential Treatment Requested by Apartment Income REIT Corp.

Pursuant to 17 C.F.R. Section 200.83

SUMMARY

This summary highlights selected information contained elsewhere or incorporated by reference into this prospectus. This summary does not contain all of the information that you should consider before investing in our Class A Common Stock. You should carefully read this entire prospectus, including the “Risk Factors” section, as well as Item 1A.-“Risk Factors”, Item 7. -“Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and notes thereto, in our most recent Annual Report on Form 10-K, and the other information incorporated by reference herein, before making an investment decision.

The Company

Apartment Income REIT Corp. (“AIR”) was created when, on December 15, 2020, Apartment Investment and Management Company (“Aimco”) completed the separation, which was effected by way of a pro rata distribution, in which stockholders received one share of AIR common stock for every one share of Aimco common stock held as of the close of business on December 5, 2020. AIMCO Properties, L.P. (“AIR Operating Partnership”) also completed the separation, through a pro rata distribution of all of the outstanding common limited partnership units of Aimco OP L.P. (“Aimco Operating Partnership”) to holders of AIR Operating Partnership limited partnership units as of the close of business on December 5, 2020. The transactions described in this paragraph are collectively referred to as the “Separation.”

AIR is a self-administered and self-managed real estate investment trust (“REIT”). AIR owns, through its wholly-owned subsidiaries, all of the common equity, the general partner interest, and special limited partner interest in AIR Operating Partnership, a Delaware limited partnership originally formed on May 16, 1994. AIR Operating Partnership conducts all of the business of AIR, which is focused on the ownership of stabilized multi-family properties located in top markets including eight important geographic concentrations: Boston; Philadelphia; Greater Washington, D.C.; Miami; Denver; the San Francisco Bay Area; Los Angeles; and San Diego.

Corporate and Other Information

AIR is a Maryland corporation incorporated on August 12, 2020. Our principal executive offices are located at 4582 South Ulster Street, Suite 1700, Denver, CO 80237, and our telephone number is (303) 757-8101. We maintain a website at aircommunities.com. Information contained on or connected to, or that can be accessed from, our website does not and will not constitute part of this prospectus or the registration statement of which this information statement is a part. We have included our website address only as an inactive textual reference and do not intend it to be an active link to our website.

We own or have rights to various trademarks, logos, service marks, and trade names that each entity uses in connection with the operation of its business. We also own or have the rights to copyrights that protect the content of their respective products. Solely for convenience, the trademarks, service marks, trade names, and copyrights referred to in this prospectus, or in the incorporated documents, are listed without the ™, ®, and © symbols, but such references do not constitute a waiver of any rights that might be associated with the respective trademarks, service marks, trade names, and copyrights included or referred to in this prospectus.

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Confidential Treatment Requested by Apartment Income REIT Corp.

Pursuant to 17 C.F.R. Section 200.83

RISK FACTORS

Investing in our Class A Common Stock involves risks. Before making an investment decision, you should carefully read this entire prospectus, including this “Risk Factors” section, as well as Item 1A.-“Risk Factors”, Item 7. -“Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and notes thereto, in our most recent Annual Report on Form 10-K, and the other information incorporated by reference herein, before making an investment decision., as well as your particular investment objectives and financial circumstances. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of or that we deem immaterial may also become important factors that adversely affect our business. If any of the following risks actually occur, our business, financial condition, operating results, and future prospects could be materially and adversely affected. In that event, the market price of our Class A Common Stock could decline, and you could lose part or all of your investment.

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Confidential Treatment Requested by Apartment Income REIT Corp.

Pursuant to 17 C.F.R. Section 200.83

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, and the documents incorporated by reference herein, include forward-looking statements. Forward-looking statements include all statements that are not historical statements of fact and those regarding our intent, belief, or expectations, including, but not limited to, statements regarding: the ongoing relationship between AIR and Aimco following the Separation; the payment of dividends and distributions in the future; the impact of the COVID-19 pandemic, including our ability to maintain current or meet projected occupancy, rental rate and property operating results; the effect of acquisitions and dispositions; expectations regarding sales of our apartment communities and the use of proceeds thereof; the availability and cost of corporate debt; our ability to comply with debt covenants, including financial coverage ratios; risks related to the provision of property management services to Aimco and our ability to collect property management related fees; and risks related to the inability to fully collect the notes receivable due from Aimco.

These forward-looking statements are based on management’s judgment as of the date such statement is made, which is subject to risks and uncertainties. Risks and uncertainties that could cause actual results to differ materially from our expectations include, but are not limited to:

•

the effects of the coronavirus pandemic on AIR’s business and on the global and U.S. economies generally, and the ongoing, dynamic and uncertain nature and duration of the pandemic, all of which heightens the impact of the other risks and factors described herein, and the impact on entities in which AIR holds a partial interest, and the impact of the lockdowns on AIR’s residents, commercial tenants, and operations;

•	real estate and operating risks, including fluctuations in real estate values and the general economic climate in the markets in which we operate and competition for residents in such markets;

•	national and local economic conditions, including the pace of job growth and the level of unemployment;

•	the amount, location, and quality of competitive new housing supply;

•	the timing and effects of acquisitions and dispositions;

•	changes in operating costs, including energy costs;

•	negative economic conditions in our geographies of operation;

•	loss of key personnel;

•	AIR’s ability to maintain current or meet projected occupancy, rental rate, and property operating results;

•	expectations regarding sales of apartment communities and the use of proceeds thereof;

•	insurance risks, including the cost of insurance, and natural disasters and severe weather such as hurricanes;

•	financing risks, including the availability and cost of financing;

•	the risk that cash flows from operations may be insufficient to meet required payments of principal and interest;

•	the risk that earnings may not be sufficient to maintain compliance with debt covenants, including financial coverage ratios;

•	legal and regulatory risks, including costs associated with prosecuting or defending claims and any adverse outcomes;

•	the terms of laws and governmental regulations that affect us and interpretations of those laws and regulations;

•

possible environmental liabilities, including costs, fines, or penalties that may be incurred due to necessary remediation of contamination of apartment communities presently or previously owned by Aimco;

•	the relationship between AIR and Aimco (the “Separate Entities”) after the Separation;

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Confidential Treatment Requested by Apartment Income REIT Corp.

Pursuant to 17 C.F.R. Section 200.83

•

the ability and willingness of the Separate Entities and their subsidiaries to meet and/or perform their obligations under any contractual arrangements that are entered into among the parties in connection with the Separation and any of their obligations to indemnify, defend, and hold the other party harmless from and against various claims, litigation and liabilities;

•	the ability to achieve some or all the benefits that we expect to achieve from the Separation; and

•	such other risks and uncertainties described from time to time in filings by the Separate Entities with the Securities and Exchange Commission (the “SEC”).

In addition, our current and continuing qualification as a REIT under the Internal Revenue Code of 1986, as amended (the “Code”) involves the application of highly technical and complex provisions of the Code and depends on our ability to meet the various requirements imposed by the Code, through actual operating results, distribution levels and diversity of stock ownership.

Forward-looking statements speak only as of the date of this prospectus or the date of the document in which such statement is made or as of such earlier date such statement may have been given. Except in the normal course of our public disclosure obligations, we expressly disclaim any obligation to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any statement is based.

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Confidential Treatment Requested by Apartment Income REIT Corp.

Pursuant to 17 C.F.R. Section 200.83

USE OF PROCEEDS

This prospectus relates to 7,825,000 shares of Class A Common Stock which may be sold from time to time by the selling stockholders. We will not receive any proceeds from the sale of Class A Common Stock by the selling stockholders.

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DIVIDEND POLICY

As a REIT, we are required to distribute annually to holders of our Class A Common Stock at least 90% of our “real estate investment trust taxable income,” which, as defined by the Code and United States Department of Treasury regulations, is generally equivalent to net taxable ordinary income. Our Board of Directors determines and declares our dividends. In making a dividend determination, our Board of Directors considers a variety of factors, including: REIT distribution requirements; current market conditions; liquidity needs; and other uses of cash, such as for deleveraging and accretive investment activities.

Stockholders that receive any dividends not designated as capital gain dividends will be required to include the full amount of such dividends as ordinary income to the extent of our current and accumulated earnings and profits, as determined for United States federal income tax purposes for the year of such dividends, and may be required to pay income taxes with respect to such dividends in excess of the cash dividends received. Distributions in excess of current and accumulated earnings and profits will generally not be taxable to the extent that they do not exceed the tax basis of the stockholder’ shares, but rather will be treated as a tax-free return of capital. See “U.S. Federal Income Tax Considerations—Taxation of Stockholders—Taxation of Taxable U.S. Holders—Distributions.” With respect to certain non-United States stockholders, we may be required to withhold United States tax with respect to such dividends, including in respect of all or a portion of such dividend that is payable in shares of our Class A Common Stock. See “—Taxation of Stockholders—Taxation of Taxable U.S. Holders—Taxation of Non U.S. Holders—Ordinary Dividends.”

Our credit agreement includes customary covenants, including a restriction on dividends and other restricted payments, but permits dividends and distributions during any four consecutive fiscal quarters in an aggregate amount of up to 95% of our funds from operations for such period, subject to certain non-cash adjustments, or such amount as may be necessary to maintain our REIT status.

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Confidential Treatment Requested by Apartment Income REIT Corp.

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DESCRIPTION OF CAPITAL STOCK

The description below of our capital stock and provisions of our charter and bylaws are summaries and are qualified by reference to our articles of amendment and restatement, as supplemented by articles supplementary, and our amended and restated bylaws, which are filed as exhibits to the registration statement of which this prospectus is part, and by the applicable provisions of Maryland law.

General

AIR’s charter authorizes the issuance of up to 1,021,175,000 shares of Class A Common Stock, par value of $.01 per share, and 1,000,000 shares of preferred stock, par value $.01 per share, of which 20 shares have been classified and designated as Class A preferred stock.

Power to Increase or Decrease Authorized Stock and Reclassify Unissued Shares

AIR’s Board of Directors has the power, without stockholder approval, to amend our charter to increase or decrease the aggregate number of authorized shares of stock or the number of authorized shares of stock of any class or series, to authorize AIR to issue additional authorized but unissued shares of our Class A Common Stock or preferred stock and to classify and reclassify any unissued shares of our Class A Common Stock or preferred stock into other classes or series of stock, including one or more classes or series of our Class A Common Stock or preferred stock that have priority with respect to voting rights, dividends, or upon liquidation over shares of our Class A Common Stock. Prior to the issuance of shares of each new class or series, our Board of Directors will be required by the Maryland General Corporation Law (“MGCL”) and our charter to set, subject to the provisions of AIR’s charter regarding restrictions on transfer and ownership of stock, the terms, preferences, conversion, or other rights, voting powers, restrictions, limitations as to dividends, or other distributions, qualifications, or terms or conditions of redemption for each class or series of stock.

Class A Common Stock

Holders of our Class A Common Stock are entitled to receive dividends, if, when and as declared by our Board of Directors, out of funds legally available therefor. The holders of shares of our Class A Common Stock, upon any voluntary or involuntary liquidation, dissolution or winding up of or any distribution of the assets of AIR, are entitled to receive ratably any assets remaining after payment in full of all liabilities of AIR and any liquidation preferences of preferred stock. The shares of our Class A Common Stock possess voting rights for the election of directors of AIR and in respect of other corporate matters, each share entitling the holder thereof to one vote. Holders of shares of our Class A Common Stock do not have cumulative voting rights in the election of directors, which means that holders of more than 50% of the shares of our Class A Common Stock voting for the election of directors can elect all of the directors if they choose to do so and the holders of the remaining shares cannot elect any directors. Holders of shares of our Class A Common Stock do not have preemptive rights, which means that they have no right to acquire any additional shares of our Class A Common Stock that may be issued by AIR at a subsequent date.

Our Class A Common Stock is traded on the New York Stock Exchange, or NYSE, under the symbol “AIRC.” Computershare Trust Company, N.A. serves as transfer agent and registrar of our Class A Common Stock.

Preferred Stock

Under our charter, AIR’s Board of Directors may from time to time establish and cause AIR to issue one or more classes or series of preferred stock and set the terms, preferences, conversion, or other rights, voting powers, restrictions, limitations as to dividends, or other distributions, qualifications, or terms or conditions of redemption of such classes or series. Accordingly, AIR’s Board of Directors, without stockholder approval, may create and issue preferred stock with voting, conversion, or other rights that could adversely affect the voting power and other rights of the holders of Class A Common Stock. Preferred stock could be issued quickly with terms calculated to delay or prevent a change of control or make removal of management more difficult. Additionally, the issuance of preferred stock may have the effect of decreasing the market price of Class A Common Stock, may adversely affect the voting and other rights of the holders of Class A Common Stock, and could have the effect of delaying, deferring, or preventing a change of control of AIR or other corporate action.

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Confidential Treatment Requested by Apartment Income REIT Corp.

Pursuant to 17 C.F.R. Section 200.83

AIR’s charter authorizes the issuance of up to 1,000,000 shares of AIR’s Class A preferred stock, par value $0.01 per share. At December 31, 2020, AIR had classified and issued 20 shares of Class A preferred stock with an aggregate liquidation preference of $2 million, plus all accumulated, accrued and unpaid dividends thereon (if any) to, but excluding, the date of distribution. The Class A preferred stock ranks senior to the Class A Common Stock with respect to the payment of dividends and distributions upon liquidation, dissolution or winding up. The Class A preferred stock will entitle the holders thereof to cumulative cash dividends payable quarterly in an amount of 8.5% per annum for four years, which rate will increase by 50 bps per annum in each of years five, six, and seven after the issuance, and by 25 bps per annum in each of years 8 through 27, after which time the annual dividend rate will remain 15%. AIR may, at its option at any time on or after the fifth anniversary of the issue date, redeem the Class A preferred stock at any time in whole, or from time to time in part, at a price per share (the “Preferred Stock Redemption Price”) equal to the liquidation preference, plus any accrued but unpaid dividends to, but excluding, the date of redemption. Substantially concurrently with the occurrence of a Change of Control (as defined in AIR’s charter), AIR must redeem all of the outstanding shares of Class A preferred stock for cash at a price per share equal to the Preferred Stock Redemption Price. Except as described above, the shares of Class A preferred stock have no stated maturity, are not subject to any sinking fund and will remain outstanding indefinitely. Holders of shares of Class A preferred stock generally do not have any voting rights. However, certain material adverse changes to the terms of the Class A preferred stock cannot be made without the affirmative vote of at least 66 2/3% of the outstanding shares of Class A preferred stock.

The transfer agent and registrar for each class or series of preferred stock will be designated by AIR’s Board of Directors.

Restrictions on Transfer and Ownership

For AIR to qualify as a real estate investment trust, or REIT, under the Internal Revenue Code of 1986, as amended, which is referred to herein as the Code, not more than 50% in value of its outstanding capital stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year, and the shares of capital stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year. Because AIR’s Board of Directors believes that it is essential for AIR to continue to qualify as a REIT and to provide additional protection for AIR’s stockholders in the event of certain transactions, AIR’s Board of Directors has adopted provisions of the charter restricting the acquisition of shares of Class A Common Stock.

Subject to certain exceptions specified in the charter, no holder may beneficially or constructively own, or be deemed to own by virtue of the attribution rules in the Code and Rule 13d-3 under the Securities Exchange Act of 1934, or Exchange Act, more than 8.7%, by value or number of shares, whichever is more restrictive, of the outstanding shares of Class A Common Stock (which restriction is referred to herein as the “common stock ownership limit”), or 8.7% in aggregate value of the outstanding shares of all classes and series of AIR’s capital stock, including Class A Common Stock and preferred stock (which restriction is referred to herein as the “aggregate stock ownership limit”). For purposes of calculating the amount of stock owned by a given individual, the individual’s Class A Common Stock and interests in the AIR Operating Partnership are aggregated. Under certain conditions, AIR’s Board of Directors may waive the ownership limits.

In addition to the ownership limits described above, AIR’s charter will prohibit any person from (i) beneficially or constructively owning shares of AIR capital stock that would result in AIR being “closely held” under section 856(h) of the Code (ii) transferring shares of AIR capital stock if such transfer would result in shares of AIR’s capital stock being beneficially owned by fewer than 100 persons (determined without reference to any rules of attribution) AIR’s capital stock being beneficially owned by fewer than 100 persons (determined without reference to any rules of attribution); (iii) beneficially or constructively owning shares of AIR stock to the extent such beneficial or constructive ownership in a tenant of AIR’s real property that is described in Section 856(d)(2)(B) of the Code if the income derived by AIR from such tenant would cause AIR to fail to satisfy any of the gross

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income requirements of Section 856(c) of the Code; (iv) beneficially or constructively owning shares of AIR capital stock if such ownership would result in AIR’s failing to qualify as a REIT; and (v) beneficially or constructively owning shares of stock to the extent such beneficial ownership of stock would result in AIR failing to qualify as a “domestically controlled qualified investment entity” within the meaning of section 897(h) of the Code. These restrictions together are referred to herein as the “ownership limits.”

AIR’s Board of Directors may, in its sole discretion, exempt a person from the ownership limits and certain other limits on the ownership of its capital stock described above, and may establish a different limit on ownership for any such person. However, in no event may the 15% ownership limitation applicable to Mr. Considine be waived In order to be considered by the Board of Directors for exemption or a different limit on ownership, a person must make such representations and undertakings as are reasonably necessary to ascertain that such person’s beneficial or constructive ownership of AIR’s capital stock will not jeopardize AIR’s ability to qualify as a REIT under the Code and must agree that any violation or attempted violation of such representations or undertakings (or other action that is contrary to the ownership limits or the other limits on ownership of AIR’s capital stock described above) will result in the shares of capital stock being automatically transferred to a trust as described below. As a condition of its waiver, the Board of Directors may require an opinion of counsel or IRS ruling satisfactory to the Board of Directors with respect to AIR’s qualification as a REIT and may impose such other conditions as it deems appropriate in connection with the granting of the exemption or a different limit on ownership.

In connection with the waiver of the ownership limits or at any other time, AIR’s Board of Directors may, in its sole discretion, from time to time increase the ownership limits for one or more persons and decrease the ownership limits for all other persons. Reduced ownership limits will not apply to any person whose percentage ownership of the total outstanding shares of our Class A Common Stock or of the total outstanding shares of all classes and series of AIR’s capital stock, as applicable, is in excess of such decreased ownership limits until such time as such person’s percentage of total outstanding shares of AIR’s Class A Common Stock or of the total outstanding shares of all classes and series of AIR’s capital stock, as applicable, equals or falls below the decreased ownership limits. However, any further acquisition of shares of AIR’s Class A Common Stock or capital stock, as applicable, in excess of such percentage ownership of the total outstanding shares of AIR’s Class A Common Stock or of the total outstanding shares of all classes and series of AIR’s capital stock would be in violation of the ownership limits.

As a condition of such waiver, the AIR Board of Directors may require opinions of counsel satisfactory to it or an undertaking from the applicant with respect to preserving the REIT status of AIR. If shares of capital stock in excess of the ownership limits, or shares of Class A Common Stock that would cause the REIT to be beneficially owned by fewer than 100 persons, or that would result in AIR being “closely held” within the meaning of Section 856(h) of the Code, or that would otherwise result in AIR failing to qualify as a REIT or failing to qualify as a “domestically controlled qualified investment entity” within the meaning of section 897(h) of the Code, are issued or transferred to any person, such issuance or transfer shall be null and void to the intended transferee, and the intended transferee would acquire no rights to the stock. Shares of capital stock transferred in excess of the ownership limits or other applicable limitations will automatically be transferred to a trust for the exclusive benefit of one or more qualifying charitable organizations to be designated by AIR. Shares transferred to such trust will remain outstanding, and the trustee of the trust will have all voting and dividend rights pertaining to such shares. The trustee of such trust may transfer such shares to a person whose ownership of such shares does not violate the ownership limits or other applicable limitation. Upon a sale of such shares by the trustee, the interest of the charitable beneficiary will terminate, and the sales proceeds would be paid, first, to the original intended transferee, to the extent of the lesser of (1) such transferee’s original purchase price (or the market value of such shares on the date of the violative transfer if purportedly acquired by gift or devise) and (2) the price received by the trustee, and, second, any remainder to the charitable beneficiary. In addition, shares of stock held in such trust are purchasable by AIR for a 90-day period at a price equal to the lesser of the price paid for the stock by the original intended transferee (or the original market value of such shares if purportedly acquired by gift or devise) and the market price for the stock on the date that AIR determines to purchase the stock. The 90-day period commences on the date of the violative transfer or the date that AIR’s Board of Directors determines in good faith that a violative transfer has occurred, whichever is later. All certificates representing shares of capital stock bear a legend referring to the restrictions described above.

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Any person who acquires or attempts or intends to acquire beneficial or constructive ownership of shares of AIR’s capital stock that will or may violate the foregoing restrictions on transferability and ownership will be required to give notice to AIR immediately and provide AIR with such other information as it may request to determine the effect, if any, of such transfer on AIR’s qualification as a REIT and to ensure compliance with the ownership limits.

In addition to the foregoing, if AIR’s Board of Directors determines that a proposed or purported transfer would violate the restrictions on ownership and transfer of AIR’s capital stock set forth in AIR’s charter, the Board of Directors may take such action as it deems advisable to refuse to give effect to or to prevent such violation, including but not limited to, causing AIR to repurchase shares of its capital stock, refusing to give effect to the transfer on its books or instituting proceedings to enjoin the transfer.

All persons who own, directly or by virtue of the attribution provisions of the Code and Rule 13d-3 under the Exchange Act, more than a specified percentage of the outstanding shares of capital stock must file a written statement or an affidavit with AIR containing the information specified in the AIR charter within 30 days after January 1 of each year. In addition, each stockholder shall upon demand be required to disclose to AIR in writing such information with respect to the direct, indirect and constructive ownership of shares as AIR’s Board of Directors deems appropriate or necessary to comply with the provisions of the Code applicable to a REIT or to comply with the requirements of any taxing authority or governmental agency.

The restrictions on ownership and transfer of capital stock described above could delay, defer or prevent a transaction or a change in control that might involve a premium price for AIR’s Class A Common Stock or otherwise be in the best interests of AIR’s stockholders.

The restrictions on transfer and ownership described above and the other provisions described below, along with other provisions of the MGCL, alone or in combination, could have the effect of delaying, deferring or preventing a proxy contest, tender offer, merger, or other change in control of AIR that might involve a premium price for shares of AIR Class A Common Stock or otherwise be in the best interest of AIR’s stockholders, and could increase the difficulty of consummating any offer.

Amendments to AIR’s Charter and Bylaws and Approval of Extraordinary Actions

Under Maryland law, a Maryland corporation generally cannot amend its charter, merge, consolidate, sell all or substantially all of its assets, engage in a statutory share exchange or dissolve unless the action is advised by the board of directors and approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter unless a lesser percentage (but not less than a majority of the votes entitled to be cast on the matter) is set forth in the corporation’s charter. AIR’s charter provides for approval of these matters by the affirmative vote of stockholders entitled to cast a majority of the votes entitled to be cast on such matter, except that the affirmative vote of stockholders holding at least two-thirds of the shares entitled to vote on such matter is required to amend the provisions of AIR’s charter relating to the removal of directors, which also requires two-thirds of all votes entitled to be cast on the matter, and to amend the provisions of AIR’s charter relating to the vote required to amend the removal provisions. AIR’s Board of Directors has the exclusive power to adopt, alter or repeal any provision of AIR’s bylaws or to make new bylaws.

Maryland law permits a Maryland corporation to transfer all or substantially all of its assets without the approval of the stockholders of the corporation to one or more persons if all of the equity interests of the person or persons are owned, directly or indirectly, by the corporation.

Classified Board until 2022; Thereafter, no classification without Stockholder Approval

AIR’s charter provides that AIR’s Board of Directors shall be divided into three classes. The three classes are denominated as Class I, Class II, and Class III. Class I will serve until the 2021 annual meeting of AIR’s stockholders, at which annual meeting such Class will be elected to a term expiring at the 2022 annual meeting of AIR’s stockholders. Class II and Class III will serve until the 2022 annual meeting of AIR’s stockholders. Commencing with the 2022 annual meeting of AIR’s stockholders, AIR’s Board of Directors will no longer be classified, and each director shall be elected annually for a term of one year expiring at the next succeeding annual meeting. Under the classified board provisions, it would take at least two elections of directors for any individual or group to gain control of AIR’s Board of Directors. Accordingly, these provisions could discourage a third party from initiating a proxy contest, making a tender offer, or otherwise attempting to gain control of AIR.

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Removal of Directors

AIR’s charter provides that AIR’s directors may be removed only for cause, as defined in AIR’s charter, and then only by at least two-thirds of the votes entitled to be cast generally in the election of directors.

Size of Board and Vacancies

AIR’s amended and restated bylaws provide that AIR’s Board of Directors shall consist of not less than three directors, the exact number of which shall be fixed exclusively by the Board of Directors. Any vacancies created in the Board of Directors resulting from any increase in the authorized number of directors or the death, resignation, retirement, disqualification, removal from office, or other cause will be filled by a majority of the directors then in office, even if the remaining directors do not constitute a quorum. Any director elected by the Board of Directors to fill a vacancy will hold office for the remainder of the full term of the class of directors in which the vacancy has occurred and until his or her successor is elected and qualifies.

Business Combinations

Under Maryland law, certain “business combinations” (including a merger, consolidation, share exchange or, in certain circumstances, an asset transfer or issuance or transfer or reclassification of equity securities) between a Maryland corporation and any person who beneficially owns, directly or indirectly, (1) 10% or more of the voting power of the corporation’s shares or (2) is an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then outstanding voting stock of the corporation (an “Interested Stockholder”), or an affiliate or associate thereof, are prohibited for five years after the most recent date on which the Interested Stockholder became an Interested Stockholder. Thereafter, any such business combination must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least (a) 80% of the votes entitled to be cast by holders of outstanding voting shares of the corporation, voting together as a single voting group, and (b) two-thirds of the votes entitled to be cast by holders of outstanding voting shares of the corporation other than shares held by the Interested Stockholder or an affiliate or associate of the Interested Stockholder with whom the business combination is to be effected, unless, among other conditions, the corporation’s stockholders receive a specified minimum price for their shares and the consideration is received in cash or in the same form as previously paid by the Interested Stockholder for its shares. For purposes of determining whether a person is an Interested Stockholder of AIR, interests in AIR OP that are held by limited partners other than AIR or “LP Units” will be treated as beneficial ownership of the shares of Class A Common Stock that may be issued in exchange for the LP Units when such LP Units are tendered for redemption. The Maryland business combination statute could have the effect of discouraging offers to acquire AIR and of increasing the difficulty of consummating any such offer. These provisions of Maryland law do not apply, however, to business combinations that are approved or exempted by the board of directors of the corporation prior to the time that the Interested Stockholder becomes an Interested Stockholder. The AIR Board of Directors does not immediately intend to pass such a resolution.

Control Share Acquisitions

Maryland law provides that “control shares” of a Maryland corporation acquired in a “control share acquisition” have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares of stock owned by the acquiror, by an officer of the corporation or by directors who are employees of the corporation. “Control shares” are voting shares of stock that, if aggregated with all other shares of stock previously acquired by that person, would entitle the acquiror to exercise voting power, except solely by virtue of a revocable proxy, in electing directors within one of the following ranges of voting power:

•	one-tenth or more but less than one-third;

•	one-third or more but less than a majority; or

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•	a majority or more of all voting power.

Control shares do not generally include shares the acquiring person is then entitled to vote that were acquired in good faith and as a result of having previously obtained stockholder approval. For purposes of determining whether a person or entity is an Interested Stockholder of AIR, ownership of LP Units will be treated as beneficial ownership of the shares of Class A Common Stock that may be issued in exchange for the LP Units when such LP Units are tendered for redemption.

A “control share acquisition” means the acquisition, directly or indirectly, of control shares, subject to certain exceptions. A person who has made or proposes to make a control share acquisition, upon the satisfaction of certain conditions (including delivery of an “acquiring person statement” and a written undertaking to pay certain of the corporation’s expenses of a special meeting), may compel the corporation’s board of directors to call a special meeting of stockholders, to be held within 50 days of demand, to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself, at its option, present the question at any stockholders meeting.

If voting rights are not approved at the meeting or if the acquiring person does not deliver an “acquiring person statement” as required by the statute, then, subject to certain conditions and limitations, the corporation may, at its option, redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value, determined without regard to the absence of voting rights, as of the date of the last control share acquisition or of any meeting of stockholders at which the voting rights of such shares were considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of the appraisal rights may not be less than the highest price per share paid by the acquirer in the control share acquisition, and certain limitations and restrictions otherwise applicable to the exercise of dissenters’ rights do not apply in the context of a control share acquisition.

The control share acquisition statute does not apply to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction, or to acquisitions approved or exempted by the corporation’s charter or bylaws prior to the control share acquisition. No such exemption appears in AIR’s charter or bylaws. The control share acquisition statute could have the effect of discouraging offers to acquire AIR and of increasing the difficulty of consummating any such offer.

Unsolicited Takeovers

Under Maryland law, a Maryland corporation with a class of equity securities registered under the Exchange Act and at least three independent directors may elect to be subject to certain statutory provisions relating to unsolicited takeovers that, among other things, would automatically classify the board into three classes with staggered terms of three years each and vest in the board the exclusive right to determine the number of directors and the exclusive right, by the affirmative vote of a majority, of the remaining directors to fill vacancies on the board, even if the remaining directors do not constitute a quorum. These statutory provisions relating to unsolicited takeovers also provide that any director elected to fill a vacancy shall hold office for the remainder of the full term of the class of directors in which the vacancy occurred, rather than the next annual meeting of directors as would otherwise be the case, and until his successor is elected and qualified.

Neither AIR’s charter nor AIR’s bylaws provides that AIR is subject to any of the foregoing statutory provisions, although its charter and bylaws contain provisions that have similar effects as the foregoing statutory provisions. For example, AIR’s charter provides that its Board of Directors will initially be divided into three classes, denominated as Class I, Class II and Class III, with Class I serving until the 2021 annual meeting of AIR’s stockholders (at which meeting it will be elected for a term expiring at the next annual meeting of AIR’s stockholders) and Class II and Class III serving until the 2022 annual meeting of AIR’s stockholders; commencing with the 2022 annual meeting of AIR’s stockholders, AIR’s Board of Directors will no longer be classified, and each director shall be elected annually for a term of one year expiring at the next succeeding annual meeting. The classification and staggered terms of office of AIR’s directors would make it more difficult for a third party to gain control of AIR’s Board of Directors prior to the 2022 annual meeting of AIR’s stockholders. However, following the 2022 annual meeting of AIR’s stockholders, AIR shall be prohibited from electing to be subject to the foregoing statutory provisions without stockholder approval by the affirmative vote of a majority of all the votes entitled to be cast by AIR’s stockholders on the matter by stockholders entitled to vote generally in the election of directors.

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Pursuant to 17 C.F.R. Section 200.83

Dissolution of AIR

AIR’s dissolution must be approved by AIR’s Board of Directors by a majority vote of the entire Board of Directors and by AIR’s stockholders by the affirmative vote of a majority of all the votes entitled to be cast by AIR’s stockholders on the matter.

Advance Notice of Director Nominations and New Business; Procedures of Special Meetings Requested by Stockholders

AIR’s bylaws provide that nominations of persons for election to the Board of Directors and the proposal of business to be considered by stockholders at the annual or special meeting of stockholders may be made only:

•	pursuant to AIR’s notice of the meeting;

•	by or at the direction of the Board of Directors; or

•

by a stockholder who was a stockholder at the time the notice of meeting was given, and at the time of the meeting, and is entitled to vote at the meeting, and who has complied with the advance notice procedures, including the minimum time period, described in the bylaws

AIR’s bylaws also provide that only the business specified in its notice of meeting may be brought before a special meeting of stockholders. AIR’s bylaws provide that AIR’s stockholders have the right to call a special meeting only upon the written request of the stockholders entitled to cast not less than a majority of all the votes entitled to be cast on the business proposed to be transacted at such meeting.

Proxy Access

AIR’s bylaws permit any stockholder or group of up to 20 stockholders (counting as one stockholder, for this purpose, any two or more funds that are part of the same “qualifying fund group” (as defined in AIR’s bylaws) that (i) has owned continuously for at least three years a number of shares of Class A Common Stock that represents at least 3% of outstanding Class A Common Stock as of the date the notice of proxy access nomination is delivered to or mailed and received by the Secretary of AIR in accordance with AIR’s bylaws (the “Required Shares”), (ii) continues to own the Required Shares through the date of the annual meeting, and (iii) satisfies all of the other requirements of, and complies with all applicable procedures set forth in AIR’s bylaws, to nominate up to a specified number of director nominees in AIR’s proxy materials for an annual meeting of stockholders. A nominating stockholder is considered to own only those outstanding shares of Class A Common Stock as to which the stockholder possesses both (i) the full voting and investment rights pertaining to the shares and (ii) the full economic interest in (including the opportunity for profit from and risk of loss on) such shares. Under this provision, generally borrowed or hedged shares do not count as “owned” shares. Further, to the extent not otherwise excluded pursuant to this definition of ownership, a nominating stockholder’s “short position” as defined in Rule 14e-4 under the Exchange Act is deducted from the shares otherwise “owned.” If a group of stockholders is aggregating its stockholdings in order to meet the 3% ownership requirement, the ownership of the group will be determined by aggregating the lowest number of shares continuously owned by each member during the three-year holding period.

The maximum number of stockholder nominees permitted under the proxy access provisions of AIR’s bylaws shall not exceed the greater of two or 20% of the directors in office as of the last day a notice of nomination may be timely received. If the 20% calculation does not result in a whole number, the maximum number of stockholder nominees is the closest whole number below 20%. If one or more vacancies occurs for any reason after the nomination deadline and AIR’s Board of Directors decides to reduce the size of AIR’s Board of Directors in connection therewith, the 20% calculation will be calculated based on the number of directors in office as so reduced. Stockholder-nominated candidates whose nomination is withdrawn or whom the Board of Directors determines to include in the proxy materials as board-nominated candidates will be counted against the 20% maximum. In addition, any director in office as of the nomination deadline who was included in AIR’s proxy materials as a stockholder nominee for either of the two preceding annual meetings and whom AIR’s Board of Directors decides to renominate for election to the Board of Directors also will be counted against the 20% maximum.

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Confidential Treatment Requested by Apartment Income REIT Corp.

Pursuant to 17 C.F.R. Section 200.83

Notice of a nomination pursuant to the proxy access provisions of AIR’s bylaws must be received no earlier than 150 days and no later than 120 days before the anniversary of the date that AIR distributed its proxy statement for the previous year’s annual meeting of stockholders.

A stockholder nominee will not be eligible for inclusion in AIR’s proxy materials if any stockholder has nominated a person pursuant to the advance notice provision of AIR’s bylaws, if the nominee would not be independent, if the nominee’s election would cause AIR to violate its bylaws, its charter or any applicable listing standards, laws, rules or regulations, if the nominee is or has been an officer or director of a competitor, as defined in Section 8 of the Clayton Antitrust Act of 1914, within the past three years, if the nominee is a named subject of a pending criminal proceeding or has been convicted in such a criminal proceeding within the past 10 years, if the nominee is subject to any order of the type specified in Rule 506(d) of Regulation D promulgated under the Securities Act of 1933, as amended (the “Securities Act”), or if the nominee or the stockholder who nominated him or her has provided false and misleading information to AIR or otherwise breached any of its or their obligations, representations or agreements under the proxy access provisions of AIR’s bylaws. Stockholder nominees who are included in AIR’s proxy materials but subsequently withdraw from or become ineligible for election at the meeting or do not receive at least 10% of the votes cast in the election will be ineligible for nomination under the proxy access provisions of AIR’s bylaws for the next two years. A nomination made under the proxy access provisions of AIR’s bylaws will be disregarded at the annual meeting under certain circumstances described in AIR’s bylaws.

Limitation of Liability and Indemnification of Directors and Officers

Maryland law permits a Maryland corporation to include in its charter a provision that limits the liability of its directors and officers to the corporation and its stockholders for money damages, except for liability resulting from (1) actual receipt of an improper benefit or profit in money, property or services or (2) active and deliberate dishonesty that is established by a final judgment and that is material to the cause of action. AIR’s charter contains a provision that limits, to the maximum extent permitted by Maryland law, the liability of AIR’s directors and officers to AIR and its stockholders for money damages. This provision does not limit AIR’s right or that of its stockholders to obtain equitable relief, such as injunction or rescission.

AIR’s charter and bylaws obligate it, to the maximum extent permitted by Maryland law, to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, to pay or reimburse reasonable expenses before a final disposition of a proceeding to (1) any individual who is a present or former director or officer of AIR and who is made, or threatened to be made, a party to, or witness in, the proceeding by reason of his or her service in that capacity; or (2) any individual who, while one or AIR’s directors or officers and at AIR’s request, serves or has served as a director, officer, partner, member, manager, trustee, employee or agent of another corporation, REIT, partnership, limited liability company, joint venture, trust, employee benefit plan or other enterprise, and who is made or threatened to be made a party to, or witness in, the proceeding by reason of his or her service in that capacity.

AIR’s charter and bylaws authorize AIR, with the approval of its Board of Directors, to provide indemnification and advancement of expenses to its agents and employees.

Maryland law requires a Maryland corporation (unless otherwise provided in its charter, which AIR’s charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity. Maryland law permits a Maryland corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements, and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party by reason of their service in that capacity unless it is established that:

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•	the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty;

•	the director or officer actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

Under the MGCL, AIR may not indemnify a director or officer in a suit by AIR or in its right in which the director or officer was adjudged liable to AIR or in a suit in which the director or officer was adjudged liable on the basis that personal benefit was improperly received. A court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, even though the director or officer did not meet the prescribed standard of conduct or was adjudged liable on the basis that personal benefit was improperly received. However, indemnification for an adverse judgment in a suit by the corporation or in its right, or for a judgment of liability on the basis that personal benefit was improperly received, is limited to expenses.

In addition, Maryland law permits a Maryland corporation to advance reasonable expenses to a director or officer upon receipt of (1) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification and (2) a written undertaking by him or her, or on his or her behalf, to repay the amount paid or reimbursed if it is ultimately determined that the standard of conduct was not met.

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Confidential Treatment Requested by Apartment Income REIT Corp.

Pursuant to 17 C.F.R. Section 200.83

U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a summary of the U.S. federal income tax consequences generally applicable to an investment in Class A Common Stock. This summary is based upon the Code, regulations promulgated by the U.S. Treasury Department (“Treasury Regulations”), rulings and other administrative pronouncements issued by the Internal Revenue Service (the “IRS”) and judicial decisions, all as currently in effect, and all of which are subject to differing interpretations or to change, possibly with retroactive effect. This summary is also based on the assumptions that the operation of AIR, AIR Operating Partnership and the limited liability companies and limited partnerships in which they own controlling interests (collectively, the “Subsidiary Partnerships”), subsidiary REITs and any affiliated entities will be in accordance with their respective organizational documents and partnership agreements.

This summary is for general information only and does not purport to discuss all aspects of U.S. federal income taxation which may be important to a particular investor, or to certain types of investors subject to special tax rules (including financial institutions; insurance companies; broker-dealers; regulated investment companies; partnerships and trusts; persons who hold AIR stock on behalf of other persons as nominees; holders that receive AIR stock through the exercise of stock options or otherwise as compensation; persons holding AIR stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated investment; and, except to the extent discussed below, tax-exempt organizations and foreign investors, as determined for U.S. federal income tax purposes). If a partnership, including for this purpose any entity that is treated as a partnership for U.S. federal income tax purposes, holds AIR stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. An investor that is a partnership and the partners in such partnership should consult their tax advisors about the U.S. federal income tax consequences of the acquisition, ownership or disposition of AIR stock.

This summary assumes that investors will hold AIR stock as a capital asset (generally, property held for investment). No advance ruling from the IRS has been or will be sought regarding any matter discussed in this prospectus. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax aspects set forth below.

The U.S. federal income tax treatment of a particular holder depends upon determinations of fact and interpretations of complex provisions of U.S. federal income tax law for which no clear precedent or authority may be available. In addition, the tax consequences to any holder of AIR stock will depend on the holder’s particular tax circumstances. Accordingly, each holder is urged to consult its tax advisor regarding the federal, state, local and foreign tax consequences of acquiring, holding, exchanging or otherwise disposing of AIR stock and of AIR’s election to be subject to tax as a real estate investment trust for U.S. federal income tax purposes.

Taxation of AIR

AIR elected to be subject to tax as a REIT under the Code commencing with its taxable year ended December 31, 2020, and AIR intends to continue to operate in such a manner as to qualify for taxation as a REIT. In connection with this prospectus, we expect to receive an opinion of Skadden, Arps, Slate, Meagher & Flom LLP to the effect that, commencing with our taxable year ended December 31, 2020, we have been organized in conformity with the requirements for qualification and taxation as a REIT under the Code and that our actual method of operation has enabled, and our proposed method of operation will continue to enable, us to meet the requirements for qualification and taxation as a REIT. It must be emphasized that the opinion of Skadden, Arps, Slate, Meagher & Flom LLP will be based on various assumptions relating to our organization and operation and will be conditioned upon fact-based representations and covenants made by our management regarding our organization, assets, income and the past, present and future conduct of our business operations. While we intend to operate so that we will qualify as a REIT, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations, and the possibility of future changes in our circumstances, no assurance can be given by Skadden, Arps, Slate, Meagher & Flom LLP or by us that we will qualify as a REIT for any particular year. The opinion will be expressed as of the date issued. Skadden, Arps, Slate, Meagher & Flom LLP will have no obligation to advise us or our stockholders of any subsequent change in the matters stated, represented or assumed, or of any subsequent change in the applicable law. Holders should be aware that opinions of counsel are not binding on the IRS, and no assurance can be given that the IRS will not challenge the conclusions set forth in such opinions or AIR’s eligibility for taxation as a REIT.

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Pursuant to 17 C.F.R. Section 200.83

The REIT provisions of the Code are highly technical and complex. The following summary sets forth certain aspects of the provisions of the Code that govern the U.S. federal income tax treatment of a REIT and its stockholders. This summary is qualified in its entirety by the applicable Code provisions, Treasury Regulations and administrative and judicial interpretations thereof, all of which are subject to change, possibly with retroactive effect.

Taxation of REITs in General

Provided AIR qualifies as a REIT, it will generally be entitled to a deduction for dividends that it pays and therefore will not be subject to U.S. federal corporate income tax on its net income that is currently distributed to its stockholders. This deduction for dividends paid substantially eliminates the “double taxation” of corporate income (i.e., taxation at both the corporate and stockholder levels) that generally results from investment in a corporation. Rather, income generated by a REIT is generally taxed only at the stockholder level upon a distribution of dividends by the REIT.

Currently, most U.S. stockholders that are individuals, trusts or estates are taxed on corporate dividends at a reduced maximum U.S. federal income tax rate. With limited exceptions, however, dividends received by stockholders from AIR or from other entities that are taxed as REITs are generally not eligible for this rate and will continue to be taxed at rates applicable to ordinary income. However, for taxable years that begin before January 1, 2026, U.S. Holders that are individuals, trusts or estates are generally entitled to a deduction equal to 20% of the aggregate amount of ordinary income dividends received from a REIT, subject to certain limitations. See “—Taxation of Stockholders—Taxation of Taxable U.S. Holders—Distributions.”

Any net operating losses, foreign tax credits and other tax attributes of a REIT generally do not pass through to the stockholders of the REIT, subject to special rules for certain items such as capital gains recognized by REITs. See “—Taxation of Stockholders—Taxation of Taxable U.S. Holders—Distributions.”

If AIR qualifies as a REIT, it will nonetheless be subject to U.S. federal income tax in the following circumstances:

•	AIR will be taxed at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains.

•

A 100% excise tax may be imposed on some items of income and expense that are directly or constructively paid between AIR and its taxable REIT subsidiaries (each, a “TRS”) (as described below) if and to the extent that the IRS successfully asserts that the economic arrangements between AIR and its TRSs are not comparable to similar arrangements between unrelated parties.

•

If AIR has net income from prohibited transactions, which are, in general, sales or other dispositions of inventory or property held primarily for sale to customers in the ordinary course of business, other than foreclosure property, such income will be subject to a 100% tax.

•

If AIR elects to treat property that it acquires in connection with a foreclosure of a mortgage loan or certain leasehold terminations as “foreclosure property,” AIR may thereby avoid the 100% prohibited transactions tax on gain from a resale of that property (if the sale would otherwise constitute a prohibited transaction), but the income from the sale or operation of the property may be subject to corporate income tax at the highest applicable rate. AIR does not anticipate receiving any income from foreclosure property.

•

If AIR should fail to satisfy the 75% gross income test or the 95% gross income test (as discussed below), but nonetheless maintains its qualification as a REIT because certain other requirements have been met, it will be subject to a 100% tax on an amount based on the magnitude of the failure, adjusted to reflect the profit margin associated with AIR’s gross income.

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•

If AIR should fail to satisfy the asset tests (other than certain de minimis violations) or other requirements applicable to REITs, as described below, and yet nonetheless maintains its qualification as a REIT because there is reasonable cause for the failure and other applicable requirements are met, it may be subject to an excise tax. In that case, the amount of the tax will be at least $50,000 per failure, and, in the case of certain asset test failures, will be determined as the amount of net income generated by the non-qualifying assets in question multiplied by the highest corporate tax rate if that amount exceeds $50,000 per failure.

•

If AIR should fail to distribute during each calendar year at least the sum of: (i) 85% of its REIT ordinary income for such year; (ii) 95% of its REIT capital gain net income for such year; and (iii) any undistributed net taxable income from prior periods, AIR will be required to pay a 4% excise tax on the excess of the required distribution over the sum of: (a) the amounts actually distributed; plus (b) retained amounts on which income tax was paid at the corporate level.

•

AIR may be required to pay monetary penalties to the IRS in certain circumstances, including if it fails to meet the record-keeping requirements intended to monitor its compliance with rules relating to the composition of a REIT’s stockholders, as described below in “—Requirements for Qualification—General.”

•

If AIR acquires appreciated assets from a corporation that is not a REIT (i.e., a subchapter C corporation) in a transaction in which the adjusted tax basis of the assets in the hands of AIR is determined by reference to the adjusted tax basis of the assets in the hands of the subchapter C corporation, AIR may be subject to tax on such appreciation at the highest U.S. federal corporate income tax rate then applicable if AIR subsequently recognizes gain on the disposition of any such assets during the five-year period following the acquisition of such assets from the subchapter C corporation.

•	The earnings of any AIR subsidiary that is taxed as a C corporation (including any TRS) will generally be subject to U.S. federal corporate income tax.

AIR and its subsidiaries may be subject to a variety of taxes, including payroll taxes and state, local and foreign income taxes, property taxes and other taxes on their assets and operations. AIR could also be subject to tax in situations and on transactions not presently contemplated.

Requirements for Qualification—General

The Code defines a REIT as a corporation, trust or association:

•	that is managed by one or more trustees or directors;

•	the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest;

•	that would be taxable as a domestic corporation but for its election to be subject to tax as a REIT;

•	that is neither a financial institution nor an insurance company subject to certain provisions of the Code;

•	the beneficial ownership of which is held by 100 or more persons;

•

in which, during the last half of each taxable year, not more than 50% in value of the outstanding stock is owned, directly or indirectly, by five or fewer “individuals” (as defined in the Code to include specified tax-exempt entities);

•	that meets other tests described below (including with respect to the nature of its income and assets); and

•	that makes an election to be taxed as a REIT for the current taxable year or has made such an election for a previous taxable year that has not been terminated or revoked.

The Code provides that conditions (1) through (4) must be met during the entire taxable year, and that condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a shorter taxable year. AIR’s articles of incorporation provide certain restrictions regarding ownership and transfers of its shares, which are intended to assist AIR in satisfying the share ownership requirements described in conditions (5) and (6) above. These restrictions, however, may not ensure that AIR will, in all cases, be able to satisfy the share ownership requirements described in (5) and (6) above.

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Confidential Treatment Requested by Apartment Income REIT Corp.

Pursuant to 17 C.F.R. Section 200.83

To monitor AIR’s compliance with the share ownership requirements, AIR is generally required to maintain records regarding the actual ownership of its shares. To do so, AIR must demand written statements each year from the record holders of certain percentages of its stock in which the record holders are to disclose the actual owners of the shares (i.e., the persons required to include in gross income the dividends paid by AIR). A list of those persons failing or refusing to comply with this demand must be maintained as part of AIR’s records. Failure by AIR to comply with these record keeping requirements could subject it to monetary penalties. A stockholder who fails or refuses to comply with the demand is required by Treasury Regulations to submit a statement with its tax return disclosing the actual ownership of the shares and certain other information.

In addition, a corporation generally may not elect to become a REIT unless its taxable year is the calendar year. AIR satisfies this requirement.

Effect of Subsidiary Entities

Ownership of Partnership Interests. In the case of a REIT that is a partner in a partnership, Treasury Regulations provide that the REIT is deemed to own its proportionate share of the partnership’s assets and to earn its proportionate share of the partnership’s income for purposes of the asset and gross income tests applicable to REITs as described below, regardless of whether the REIT receives a distribution from the partnership. A REIT’s proportionate share of a partnership’s assets and income is based on its capital interest in the partnership (except that for purposes of the 10% value test, described below, a REIT’s proportionate share of the partnership’s assets is based on its proportionate interest in the equity and certain debt securities issued by the partnership). Similarly, the assets and gross income of the partnership are deemed to retain the same character in the hands of the REIT. Thus, AIR’s proportionate share of the assets and items of income of the Subsidiary Partnerships will be treated as assets and items of income of AIR for purposes of applying the REIT requirements described below.

Substantially all of AIR’s investments are held indirectly through AIR Operating Partnership. AIR will include in its income its proportionate share of the foregoing partnership items for purposes of the various REIT income tests and in the computation of its REIT taxable income. Moreover, for purposes of the REIT asset tests, AIR will include its proportionate share of assets held by the Subsidiary Partnerships.

AIR’s direct and indirect investment in partnerships involves special tax considerations, including the possibility of a challenge by the IRS of the tax status of any of the Subsidiary Partnerships as a partnership for U.S. federal income tax purposes. If any of these entities were treated as an association for U.S. federal income tax purposes, it would be taxable as a corporation and therefore subject to an entity-level tax on its income. In such a situation, the character of AIR’s assets and items of gross income would change and could preclude AIR from satisfying the REIT asset tests and gross income tests (see “— Taxation of AIR — Asset Tests” and “— Taxation of AIR — Income Tests”) and in turn could prevent AIR from qualifying as a REIT unless AIR is eligible for relief from the violation pursuant to relief provisions described below (see “— Taxation of AIR — Failure to Qualify”). In addition, any change in the status of any of the Subsidiary Partnerships for U.S. federal income tax purposes might be treated as a taxable event, in which case AIR might incur a tax liability without any related cash distributions.

If AIR were to be a limited partner or nonmanaging member in any partnership or limited liability company and such entity takes or expects to take actions that could jeopardize AIR’s status as a REIT or require AIR to pay tax, AIR may be forced to dispose of its interest in such entity. In addition, it is possible that a partnership or limited liability company could take an action which could cause AIR to fail a gross income or asset test, and that AIR would not become aware of such action in time to dispose of its interest in the partnership or limited liability company or take other corrective action on a timely basis. In that case, AIR could fail to qualify as a REIT unless it were entitled to relief, as described below.

In addition, under the Code and the Treasury Regulations, income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership must be allocated for tax purposes in a manner such that the contributing partner is charged with, or benefits from the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of the

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Confidential Treatment Requested by Apartment Income REIT Corp.

Pursuant to 17 C.F.R. Section 200.83

unrealized gain or unrealized loss is generally equal to the difference between the fair market value of the contributed property at the time of contribution, and the adjusted tax basis of such property at the time of contribution (a “Book-Tax Difference”). Such allocations are solely for U.S. federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners. Where a partner contributes cash to a partnership at a time that the partnership holds appreciated (or depreciated) property, the Treasury Regulations provide for a similar allocation of these items to the other (i.e., noncontributing) partners. AIR Operating Partnership has acquired properties in connection with its formation and subsequent thereto by way of contributions of appreciated property. Consequently, the partnership agreement requires allocations to be made in a manner consistent with these requirements. These rules apply to the contribution by AIR to AIR Operating Partnership of the cash proceeds received in any offerings of its stock.

In general, a unitholder who has contributed appreciated property to AIR Operating Partnership will be allocated reduced amounts of depreciation deductions for tax purposes and increased taxable income and gain on the sale by AIR Operating Partnership or other Subsidiary Partnerships of the contributed properties. This will tend to eliminate the Book-Tax Difference over the depreciable life of the contributed property. However, these special allocations do not always entirely rectify the Book-Tax Difference on an annual basis or with respect to a specific taxable transaction such as a sale. This could cause AIR (a) to be allocated lower depreciation deductions for tax purposes than would be allocated to it if all properties were to have a tax basis equal to their fair market value at the time of contribution and (b) to be allocated lower amounts of taxable loss in the event of a sale of interests in such contributed properties at a book loss, than the economic or book loss allocated to AIR as a result of such sale, with a corresponding benefit to the other partners in AIR Operating Partnership. These allocations might adversely affect AIR’s ability to comply with the REIT distribution requirements, although AIR does not anticipate that this will occur. These allocations may also affect AIR’s earnings and profits for purposes of determining the portion of distributions taxable as dividend income. The application of these rules over time may result in a higher portion of distributions being taxed as dividends than would have occurred had AIR purchased interests in the properties at their agreed values.

With respect to any property purchased or to be purchased by any of the Subsidiary Partnerships (other than through the issuance of units) subsequent to the formation of AIR, such property will initially have a tax basis equal to its fair market value and the special allocation provisions described above will not apply.

Finally, the rules applicable to U.S. federal income tax audits of partnerships (such as the AIR Operating Partnership) provide that, subject to certain exceptions, any audit adjustment to items of income, gain, loss, deduction, or credit of a partnership (and any partner’s distributive share thereof) is determined, and taxes, interest, or penalties attributable thereto are assessed and collected, at the partnership level. It is possible that these rules could result in AIR Operating Partnership or other Subsidiary Partnerships in which AIR directly or indirect invests being required to pay additional taxes, interest and penalties as a result of an audit adjustment, and AIR, as a direct or indirect partner of these partnerships, could be required to bear the economic burden of those taxes, interest and penalties even though AIR, as a REIT, may not otherwise have been required to pay additional corporate-level taxes as a result of the related audit adjustment.

Disregarded Subsidiaries. Most entities that are wholly owned by AIR (either directly or through other disregarded entities), including single member limited liability companies, are generally disregarded as separate entities for U.S. federal income tax purposes, including for purposes of the REIT income and asset tests. In addition, a portion of AIR’s indirect interests in AIR Operating Partnership and other Subsidiary Partnerships are held through wholly-owned corporate subsidiaries that are organized and operated as “qualified REIT subsidiaries” within the meaning of the Code. A qualified REIT subsidiary is any corporation, other than a TRS as described below, that is wholly owned by a REIT, or by other disregarded subsidiaries, or by a combination of the two. If a REIT owns a qualified REIT subsidiary, that subsidiary is disregarded for U.S. federal income tax purposes, and all assets, liabilities and items of income, deduction and credit of the subsidiary are treated as assets, liabilities and items of income, deduction and credit of the REIT itself, including for purposes of the gross income and asset tests applicable to REITs as summarized below. Each qualified REIT subsidiary, therefore, is not subject to U.S. federal corporate income taxation, although it may be subject to state or local taxation. Disregarded subsidiaries, along with partnerships in which AIR holds an equity interest, are sometimes referred to herein as “pass-through subsidiaries.”

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Confidential Treatment Requested by Apartment Income REIT Corp.

Pursuant to 17 C.F.R. Section 200.83

In the event that a disregarded subsidiary of AIR ceases to be wholly owned — for example, if any equity interest in the subsidiary is acquired by a person other than AIR or another disregarded subsidiary of AIR — the subsidiary’s separate existence would no longer be disregarded for U.S. federal income tax purposes. Instead, it would have multiple owners and would be treated as either a partnership or a taxable corporation. Such an event could, depending on the circumstances, adversely affect AIR’s ability to satisfy the various asset and gross income requirements applicable to REITs, including the requirement that REITs generally may not own, directly or indirectly, more than 10% of the securities of another corporation. See “— Asset Tests” and “—Income Tests.”

Subsidiary REITs. AIR owns interests in one or more corporations that have elected to be taxed as REITs. Provided that each such entity qualifies as a REIT, AIR’s interest in the entity will be treated as a qualifying real estate asset for purposes of the REIT asset tests and any dividend income or gains derived by AIR from such entity will generally be treated as income that qualifies for purposes of the REIT gross income tests. To qualify as a REIT, each such entity must independently satisfy the various REIT qualification requirements described in this summary. If such an entity were to fail to qualify as a REIT, and certain relief provisions do not apply, it would be treated as a regular taxable corporation and its income would be subject to U.S. federal income tax. In addition, a failure of the entity to qualify as a REIT would have an adverse effect on AIR’s ability to comply with the REIT income and asset tests, and thus its ability to qualify as a REIT.

Taxable REIT Subsidiaries. A REIT, in general, may jointly elect with a subsidiary corporation, whether or not wholly-owned (including a corporation owned by the AIR Operating Partnership), to treat such subsidiary corporation as a TRS. A TRS also includes any corporation, other than a REIT, with respect to which a TRS owns securities possessing 35% of the total voting power or total value of the outstanding securities of such corporation. The separate existence of a TRS or other taxable corporation, unlike a disregarded subsidiary as discussed above, is not ignored for U.S. federal income tax purposes. As a result, a parent REIT is not treated as holding the assets of a TRS or as receiving any income that the TRS earns. Rather, the stock issued by the TRS is an asset in the hands of the parent REIT, and the REIT recognizes as income the dividends, if any, that it receives from the subsidiary. This treatment can affect the income and asset test calculations that apply to the REIT, as described below. Because a parent REIT does not include the assets and income of such subsidiary corporations in determining the parent’s compliance with the REIT requirements, such entities may be used by the parent REIT to indirectly undertake activities that the REIT rules might otherwise preclude it from doing directly or through pass-through subsidiaries (for example, activities that give rise to certain categories of income such as management fees or foreign currency gains).

Certain of AIR’s operations (including certain of its property management, asset management and risk management activities.) are conducted through its TRSs. Because AIR is not required to include the assets and income of such TRSs in determining AIR’s compliance with the REIT requirements, AIR uses its TRSs to facilitate its ability to offer services and activities to its tenants that are not generally considered as qualifying REIT services and activities. If AIR fails to properly structure and provide such nonqualifying services and activities through its TRSs, its ability to satisfy the REIT gross income requirement, and also its REIT status, may be jeopardized.

A TRS may generally engage in any business except the operation or management of a lodging or health care facility. If any of AIR’s TRSs were deemed to operate or manage a health care or lodging facility, they would fail to qualify as TRSs, and AIR would fail to qualify as a REIT. AIR believes that none of its TRSs operate or manage any health care or lodging facilities. However, there can be no assurance that the IRS will not contend that any of AIR’s TRSs operate or manage a health care or lodging facility, disqualifying it from treatment as a TRS, and thereby resulting in the disqualification of AIR as a REIT.

Several provisions of the Code regarding arrangements between a REIT and a TRS seek to ensure that a TRS will be subject to an appropriate level of U.S. federal income taxation. For example, a TRS is limited in its ability to deduct interest payments made to its REIT owner. In addition, AIR would be obligated to pay a 100% penalty tax on certain payments that it receives from, or on certain expenses deducted by, a TRS if the IRS were to successfully assert that the economic arrangements between AIR and the TRS were not comparable to similar arrangements among unrelated parties.

A portion of the amounts to be used to fund distributions to stockholders may come from distributions made by AIR’s TRSs to AIR Operating Partnership and interest paid by the TRSs on certain notes held by AIR Operating Partnership. In general, TRSs pay U.S. federal, state and local income taxes on their taxable income at normal corporate rates. Any U.S. federal, state or local income taxes that AIR’s TRSs are required to pay will reduce AIR’s cash flow from operating activities and its ability to make payments to holders of its securities.

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Confidential Treatment Requested by Apartment Income REIT Corp.

Pursuant to 17 C.F.R. Section 200.83

AIR may hold a significant number of assets in one or more TRSs, subject to the limitation that securities in TRSs may not represent more than 20% of the value of a REIT’s total assets.

Income Tests

To maintain qualification as a REIT, AIR annually must satisfy two gross income requirements:

•

First, at least 75% of AIR’s gross income for each taxable year, excluding gross income from sales of inventory or dealer property in “prohibited transactions,” discharge of indebtedness and certain hedging transactions, generally must be derived from “rents from real property,” dividends received from other REITs, interest income derived from mortgage loans secured by real property (including certain types of mortgage-backed securities), and gains from the sale of real estate assets, as well as specified income from temporary investments.

•

Second, at least 95% of AIR’s gross income for each taxable year, excluding gross income from prohibited transactions, discharge of indebtedness and certain hedging transactions, must be derived from some combination of income that qualifies under the 75% gross income test described above, as well as other dividends, interest and gains from the sale or disposition of stock or securities, which need not have any relation to real property. Income and gain from certain hedging transactions will be excluded from both the numerator and the denominator for purposes of both the 75% and 95% gross income tests.

Rents received by AIR directly or through the Subsidiary Partnerships will qualify as “rents from real property” in satisfying the gross income requirements described above only if several conditions are met. If rent is partly attributable to personal property leased in connection with a lease of real property, the portion of the total rent attributable to the personal property will not qualify as “rents from real property” unless it constitutes 15% or less of the total rent received under the lease. In addition, the amount of rent must not be based in whole or in part on the income or profits of any person. Amounts received or accrued as rent, however, generally will not be excluded from rents from real property solely by reason of being based on fixed percentages of gross receipts or sales. Also, neither AIR nor an actual or constructive owner of 10% or more of AIR’s stock may actually or constructively own 10% or more of the interests in the assets or net profits of a non-corporate tenant, or, if the tenant is a corporation, 10% or more of the total combined voting power of all classes of stock entitled to vote or 10% or more of the total value of all classes of stock of the tenant. Rents AIR receives from such a tenant that is a TRS of AIR’s, however, will not be excluded from the definition of “rents from real property” as a result of this condition if at least 90% of the leased space at the property to which the rents relate is leased to third parties, and the rents paid by the TRS are substantially comparable to rents paid by AIR’s other tenants for comparable space. Whether rents paid by a TRS are substantially comparable to rents paid by other tenants is determined at the time the lease with the TRS is entered into, extended and modified, if such modification increases the rents due under such lease. Notwithstanding the foregoing, however, if a lease with a “controlled TRS” is modified and such modification results in an increase in the rents payable by such TRS, any such increase will not qualify as “rents from real property.” For purposes of this rule, a “controlled TRS” is a TRS in which the parent REIT owns stock possessing more than 50% of the voting power or more than 50% of the total value of the outstanding stock of such TRS.

Moreover, AIR generally must not operate or manage a property (subject to certain exceptions) or furnish or render services to the tenants of such property, other than through an “independent contractor” from which AIR derives no revenue. AIR and its affiliates are permitted, however, to directly perform services that are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not otherwise considered rendered to the occupant of the property. In addition, AIR and its affiliates may directly or indirectly provide non-customary services to tenants of its properties without disqualifying all of the rent from the property if the payments for such services do not exceed 1% of the total gross income from the property. For purposes of this test, the income received from such non-customary services is deemed to be at least 150% of the direct cost of providing the services. Moreover, AIR is generally permitted to provide services to tenants or others through a TRS without disqualifying the rental income received from tenants for purposes of the REIT income requirements. AIR believes

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Confidential Treatment Requested by Apartment Income REIT Corp.

Pursuant to 17 C.F.R. Section 200.83

that substantially all of the services it renders at its properties will be of the type that are usually or customarily performed in connection with the rental of space and are not primarily for the benefit or convenience of its tenants. Therefore, AIR believes that its provision of these services will not cause rents received with respect to its properties to fail to qualify as “rents from real property.” Subject to AIR’s ability to provide a de minimis amount of non-customary services to tenants, AIR intends to cause services that are not “usually or customarily rendered,” or that are for the benefit of a particular tenant in connection with the rental of real property, to be provided through a TRS or through an “independent contractor.” However, no assurance can be given that the IRS will concur with AIR’s determination as to whether a particular service is usual or customary, or otherwise in this regard.

Any income or gain derived by AIR directly or through its Subsidiary Partnerships from instruments that hedge certain risks, such as the risk of changes in interest rates, will be excluded from gross income for purposes of both the 75% and 95% gross income tests; provided that specified requirements are met, including the requirement that the instrument is entered into during the ordinary course of AIR’s business and that the instrument is properly identified as a hedge along with the risk that it hedges within prescribed time periods. Income and gain from all other hedging transactions will not be qualifying income for either the 95% or 75% gross income test. See “—Derivatives and Hedging Transactions.”

If AIR fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it may nevertheless qualify as a REIT for the year if it is entitled to relief under certain provisions of the Code. These relief provisions will be generally available if AIR’s failure to meet these tests was due to reasonable cause and not due to willful neglect, and AIR attaches a schedule of the sources of its income to its tax return. It is not possible to state whether AIR would be entitled to the benefit of these relief provisions in all circumstances. If these relief provisions are inapplicable to a particular set of circumstances involving AIR, AIR will not qualify as a REIT. Even where these relief provisions apply, the Code imposes a tax based upon the amount by which AIR fails to satisfy the particular gross income test.

Asset Tests

AIR, at the close of each calendar quarter of its taxable year, must also satisfy five tests relating to the nature of its assets.

•

First, at least 75% of the value of the total assets of AIR must be represented by some combination of “real estate assets,” cash, cash items, U.S. government securities, and, under some circumstances, stock or debt instruments purchased with new capital. For this purpose, “real estate assets” include interests in real property, such as land, buildings, leasehold interests in real property, stock of other corporations that qualify as REITs, some kinds of mortgage backed securities and mortgage loans and debt instruments (whether or not secured by real property) that are issued by a “publicly offered REIT” (i.e., a REIT that is required to file annual and periodic reports with the SEC under the Exchange Act). Assets that do not qualify for purposes of the 75% asset test are subject to the additional asset tests described below.

•	Second, the value of any one issuer’s securities owned by AIR may not exceed 5% of the value of AIR’s total assets.

•

Third, AIR may not own more than 10% of any one issuer’s outstanding securities, as measured by either voting power or value. The 5% and 10% asset tests do not apply to securities of TRSs or qualified REIT subsidiaries, and the value prong of the 10% asset test does not apply to “straight debt” having specified characteristics and to certain other securities described below. Solely for purposes of the 10% value test, the determination of its interest in the assets of a partnership in which AIR owns an interest will be based on its proportionate interest in the equity and certain debt securities issued by the partnership.

•	Fourth, the aggregate value of all securities of TRSs held by AIR may not exceed 20% of the value of AIR’s total assets.

•

Fifth, no more than 25% of the value of AIR’s total assets may be represented by “nonqualified publicly offered REIT debt instruments” (i.e., real estate assets that would cease to be real estate assets if debt instruments issued by publicly offered REITs were not included in the definition of real estate assets).

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Confidential Treatment Requested by Apartment Income REIT Corp.

Pursuant to 17 C.F.R. Section 200.83

Notwithstanding the general rule, as noted above, that for purposes of the REIT income and asset tests, AIR is treated as owning its proportionate share of the underlying assets of a subsidiary partnership, if it holds indebtedness issued by a partnership, the indebtedness will be subject to, and may cause a violation of, the asset tests unless the indebtedness is a qualifying mortgage asset, or other conditions, described below, are met. Similarly, although stock of another REIT is a qualifying asset for purposes of the REIT asset tests, any non-mortgage debt that is issued by a non-publicly offered REIT may not so qualify (such debt, however, will not be treated as a “security” for purposes of the 10% value test, as explained below).

Certain securities will not cause a violation of the 10% value test described above. Such securities include instruments that constitute “straight debt,” which term generally excludes, among other things, securities having contingency features. A security does not qualify as “straight debt” where a REIT (or a controlled TRS of the REIT) owns other securities of the same issuer that do not qualify as straight debt, unless the value of those other securities constitute, in the aggregate, 1% or less of the total value of that issuer’s outstanding securities. In addition to straight debt, the Code provides that certain other securities will not violate the 10% asset value test. Such securities include: (i) any loan made to an individual or an estate; (ii) certain rental agreements pursuant to which one or more payments are to be made in subsequent years (other than agreements between a REIT and certain persons related to the REIT under attribution rules); (iii) any obligation to pay rents from real property; (iv) securities issued by governmental entities that are not dependent in whole or in part on the profits of (or payments made by) a non-governmental entity; (v) any security (including debt securities) issued by another REIT; and (vi) any debt instrument issued by a partnership if the partnership’s income is of a nature that it would satisfy the 75% gross income test described above under “—Income Tests.” In applying the 10% value test, a debt security issued by a partnership is not taken into account to the extent, if any, of the REIT’s proportionate interest in that partnership.

AIR believes that its holdings of securities and other assets comply, and will continue to comply, with the foregoing REIT asset requirements, and it intends to monitor compliance on an ongoing basis. Generally, independent appraisals have not been obtained to support AIR’s conclusions as to the value of its assets, including AIR Operating Partnership’s total assets and the value of AIR Operating Partnership’s interest in the TRSs. Moreover, values of some assets may not be susceptible to a precise determination, and values are subject to change in the future. Furthermore, the proper classification of an instrument as debt or equity for U.S. federal income tax purposes may be uncertain in some circumstances, which could affect the application of the REIT asset requirements. Accordingly, there can be no assurance that the IRS will not contend that AIR’s interests in its subsidiaries or in the securities of other issuers will cause a violation of the REIT asset requirements and loss of REIT status.

Certain relief provisions are available to allow REITs to satisfy the asset requirements or to maintain REIT qualification notwithstanding certain violations of the asset tests and other requirements. One such provision allows a REIT that fails one or more of the asset tests to nevertheless maintain its REIT qualification if: (a) it provides the IRS with a description of each asset causing the failure; (b) the failure is due to reasonable cause and not willful neglect; (c) the REIT pays a tax equal to the greater of (i) $50,000 per failure and (ii) the product of the net income generated by the assets that caused the failure multiplied by the highest applicable corporate tax rate; and (d) the REIT either disposes of the assets causing the failure within 6 months after the last day of the quarter in which it identifies the failure or otherwise satisfies the relevant asset tests within that time frame.

A second relief provision contained in the Code applies to de minimis violations of the 10% and 5% asset tests. A REIT may maintain its qualification despite a violation of such requirements if (a) the value of the assets causing the violation do not exceed the lesser of 1% of the REIT’s total assets and $10,000,000 and (b) either (i) the REIT disposes of the assets causing the failure within 6 months after the last day of the quarter in which it identifies the failure or (ii) the relevant tests are otherwise satisfied within that time frame.

If AIR should fail to satisfy the asset tests at the end of a calendar quarter, such a failure would not cause AIR to lose its REIT status if (1) AIR satisfied the asset tests at the close of the preceding calendar quarter and (2) the discrepancy between the value of its assets and the asset test requirements was not wholly or partly caused by an acquisition of non-qualifying assets but instead arose from changes in the market value of its assets. If the condition described in (2) were not satisfied, AIR still could avoid disqualification by eliminating any discrepancy within 30 days after the close of the calendar quarter in which the discrepancy arose. No assurance can be given that AIR would qualify for relief under these provisions.

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Confidential Treatment Requested by Apartment Income REIT Corp.

Pursuant to 17 C.F.R. Section 200.83

Annual Distribution Requirements

For AIR to qualify as a REIT, AIR is required to distribute dividends, other than capital gain dividends, to its stockholders in an amount at least equal to:

•	the sum of:

(a) 90% of AIR’s REIT taxable income, computed without regard to the deduction for dividends paid and net capital gain of AIR, and

(b) 90% of AIR’s net income, if any, (after tax) from foreclosure property (as described below), minus

•	the sum of specified items of non-cash income.

These distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before AIR timely files its tax return for the year and if paid with or before the first regular dividend payment after such declaration. In addition, any dividend declared in October, November or December of any year and payable to a shareholder of record on a specified date in any such month will be treated as both paid by AIR and received by the shareholder on December 31 of such year, so long as the dividend is actually paid by AIR before the end of January of the next calendar year. If AIR ceases to be a “publicly offered REIT,” then in order for distributions to be counted as satisfying the annual distribution requirement, and to give rise to a tax deduction by AIR, the distributions must not be “preferential dividends.” A dividend is not a preferential dividend if it is pro rata among all outstanding shares of stock within a particular class and is in accordance with the preferences among different classes of stock as set forth in AIR’s organizational documents.

To the extent that AIR distributes at least 90%, but less than 100%, of its REIT taxable income, as adjusted, it will be subject to tax thereon at ordinary corporate tax rates. In any year, AIR may elect to retain, rather than distribute, its net long-term capital gain and pay tax on such gain. In such a case, AIR’s stockholders would include their proportionate share of such undistributed long-term capital gain in income and receive a corresponding credit for their share of the tax paid by AIR. AIR’s stockholders would then increase the adjusted basis of their AIR shares by the difference between the designated amounts included in their income as long-term capital gains and the tax deemed paid with respect to their shares.

To the extent that a REIT has available net operating losses carried forward from prior tax years, such losses may reduce the amount of distributions that it must make in order to comply with the REIT distribution requirements. Such losses, however, will generally not affect the character, in the hands of stockholders, of any distributions that are actually made by the REIT, which are generally taxable to stockholders to the extent that the REIT has current or accumulated earnings and profits. See “—Taxation of Stockholders—Taxation of Taxable U.S. Holders—Distributions.”

If AIR should fail to distribute during each calendar year at least the sum of:

•	85% of its REIT ordinary income for such year;

•	95% of its REIT capital gain net income for such year (excluding retained net capital gain); and

•	any undistributed taxable income from prior periods;

AIR would be subject to a non-deductible 4% excise tax on the excess of such required distribution over the sum of (x) the amounts actually distributed plus (y) the amounts of income retained on which AIR has paid U.S. federal corporate income tax.

It is possible that AIR, from time to time, may not have sufficient cash to meet the distribution requirements due to timing differences between (i) the actual receipt of cash (including receipt of distributions from AIR Operating Partnership) and (ii) the inclusion of certain items in income by AIR for U.S. federal income tax purposes. In the event that such timing differences occur, in order to meet the distribution requirements AIR may find it necessary to arrange for short-term, or possibly long-term, borrowings or to pay dividends in the form of taxable in-kind distributions of property. Alternatively, AIR can declare a taxable dividend payable in cash or stock at the election of each stockholder, where the aggregate amount of cash and/or stock to be distributed in such dividend may be subject to limitation. In such case, for U.S. federal income tax purposes, taxable stockholders receiving such dividends will be required to include the full amount of the dividend in income to the extent of AIR’s current and accumulated earnings and profits.

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Pursuant to 17 C.F.R. Section 200.83

Under certain circumstances, AIR may be able to rectify a failure to meet the distribution requirement for a year by paying “deficiency dividends” to stockholders in a later year, which may be included in AIR’s deduction for dividends paid for the earlier year. In this case, AIR may be able to avoid losing its REIT status or being taxed on amounts distributed as deficiency dividends; however, AIR will be required to pay interest based on the amount of any deduction taken for deficiency dividends.

Prohibited Transactions

Net income derived by a REIT from a prohibited transaction is subject to a 100% excise tax. The term “prohibited transaction” generally includes a sale or other disposition of property (other than foreclosure property) that is held as inventory or primarily for sale to customers in the ordinary course of a trade or business. AIR intends to conduct its operations so that no asset owned by AIR or its pass-through subsidiaries will be treated as, or as having been, held as inventory or for sale to customers, and that a sale of any such asset will not be in the ordinary course of AIR’s business. Whether property is held as inventory or “primarily for sale to customers in the ordinary course of a trade or business” depends, however, on the particular facts and circumstances. No assurance can be given that no property sold by AIR will be treated as inventory or as property held for sale to customers or that AIR can comply with certain safe-harbor provisions of the Code that would prevent the imposition of the 100% excise tax. The 100% tax does not apply to gains from the sale of property that is held through a TRS or other taxable corporation, although such income will be subject to tax in the hands of the corporation at regular corporate rates.

Foreclosure Property

Foreclosure property is real property and any personal property incident to such real property (i) that AIR acquires as the result of having bid in the property at foreclosure, or having otherwise reduced the property to ownership or possession by agreement or process of law, after a default (or upon imminent default) on a lease of the property or a mortgage loan held by AIR and secured by the property; (ii) for which AIR acquired the related loan or lease at a time when default was not imminent or anticipated; and (iii) with respect to which AIR made a proper election to treat the property as foreclosure property. AIR generally will be subject to tax at the maximum corporate rate on any net income from foreclosure property, including any gain from the disposition of the foreclosure property, other than income that would otherwise be qualifying income for purposes of the 75% gross income test. Any gain from the sale of property for which a foreclosure property election has been made will not be subject to the 100% tax on gains from prohibited transactions described above, even if the property would otherwise constitute inventory or dealer property.

Derivatives and Hedging Transactions

AIR may enter into hedging transactions with respect to interest rate exposure on one or more of its assets or liabilities. Any such hedging transactions could take a variety of forms, including the use of derivative instruments such as interest rate swap contracts, interest rate cap or floor contracts, futures or forward contracts and options. Except to the extent provided by Treasury Regulations, any income from a hedging transaction (including gain from the sale, disposition, or termination of a position in such a transaction) will not constitute gross income for purposes of the 75% or 95% gross income test if AIR properly identifies the transaction as specified in applicable Treasury Regulations and AIR enters into such transaction (i) in the normal course of AIR’s business primarily to manage risk of interest rate changes or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred, to acquire or carry real estate assets; (ii) primarily to manage risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the 75% or 95% income tests; or (iii) in connection with the extinguishment of indebtedness with respect to which AIR has entered into a qualified hedging position described in clause (i) or the disposition of property with respect to which AIR entered into a qualified hedging position described in clause (ii), primarily to manage the risks of such hedging positions. To the extent that AIR enters into other types of hedging transactions, the income from those transactions is likely to be treated as non-qualifying income for purposes of both of the 75% and 95% gross income tests. AIR intends to structure any hedging transactions in a manner that will not jeopardize its qualification as a REIT.

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AIR may conduct some or all of its hedging activities (including hedging activities relating to currency risk) through a TRS or other corporate entity, the income from which may be subject to U.S. federal income tax, rather than by participating in the arrangements directly or through pass-through subsidiaries. No assurance can be given, however, that AIR’s hedging activities will not give rise to income that does not qualify for purposes of either or both of the REIT gross income tests, or that AIR’s hedging activities will not adversely affect its ability to satisfy the REIT qualification requirements.

Penalty Tax

Any redetermined rents, redetermined deductions, excess interest or redetermined TRS service income that AIR or its TRSs generate will be subject to a 100% penalty tax. In general, redetermined rents are rents from real property that are overstated as a result of any services furnished to any of AIR’s tenants by a TRS, redetermined deductions and excess interest represent any amounts that are deducted by a TRS for amounts paid to AIR that are in excess of the amounts that would have been deducted based on arm’s-length negotiations, and redetermined TRS service income is income of a TRS attributable to services provided to, or on behalf of, AIR (other than services furnished or rendered to a customer of AIR’s) to the extent such income is lower than the income the TRS would have earned based on arm’s-length negotiations. Rents that AIR receives will not constitute redetermined rents if they qualify for certain safe harbor provisions contained in the Code.

AIR believes that the fees paid to its TRSs for tenant services are comparable to the fees that would be paid to an unrelated third party negotiating at arm’s-length. This determination, however, is inherently factual, and the IRS may assert that the fees paid by AIR do not represent arm’s-length amounts. If the IRS successfully made such an assertion, AIR would be required to pay a 100% penalty tax on the excess of an arm’s-length fee for tenant services over the amount actually paid.

Failure to Qualify

If AIR fails to satisfy one or more requirements for REIT qualification other than the income or asset tests, AIR could avoid disqualification if the failure is due to reasonable cause and not to willful neglect and AIR pays a penalty of $50,000 for each such failure. Relief provisions are available for failures of the income tests and asset tests, as described above in “—Income Tests” and “—Asset Tests.”

If AIR fails to qualify for taxation as a REIT in any taxable year, and the relief provisions described above do not apply, AIR will be subject to tax on its taxable income at regular corporate rates. Distributions to stockholders in any year in which AIR fails to qualify will not be deductible by AIR nor will they be required to be made. In such event, to the extent of current and accumulated earnings and profits, all distributions to stockholders that are individuals will generally be taxable at the preferential income tax rates for qualified dividends. In addition, subject to the limitations of the Code, corporate distributees may be eligible for the dividends received deduction. Unless AIR is entitled to relief under specific statutory provisions, AIR would also be disqualified from re-electing to be taxed as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether, in all circumstances, AIR would be entitled to this statutory relief.

Taxation of Stockholders

Taxation of Taxable U.S. Holders

As used herein, the term “U.S. Holder” means a holder of AIR’s stock who for U.S. federal income tax purposes is:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, or of any state thereof, or the District of Columbia;

•	an estate, the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source; or

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•

a trust if (i) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. fiduciaries have the authority to control all substantial decisions of the trust, or (ii) the trust has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Distributions. Provided that AIR qualifies as a REIT, distributions made to AIR’s U.S. Holders out of current or accumulated earnings and profits (and not designated as capital gain dividends) will generally be taken into account by stockholders as ordinary income and will not be eligible for the dividends received deduction for corporations. With limited exceptions, dividends received from REITs are not eligible for taxation at the preferential income tax rates for qualified dividends received by U.S. Holders that are individuals, trusts and estates from taxable C corporations. Such U.S. Holders, however, are taxed at the preferential rates on dividends designated by and received from REITs to the extent that the dividends are attributable to: (i) income retained by the REIT in the prior taxable year on which the REIT was subject to corporate level income tax (less the amount of tax); (ii) dividends received by the REIT from TRSs or other taxable C corporations; or (iii) income in the prior taxable year from the sales of “built-in gain” property acquired by the REIT from C corporations in carryover basis transactions (less the amount of corporate tax on such income).

In addition, for taxable years that begin before January 1, 2026, stockholders that are individuals, trusts or estates are generally entitled to a deduction equal to 20% of the aggregate amount of ordinary income dividends received from a REIT (not including capital gain dividends, as described below, or dividends eligible for reduced rates applicable to qualified dividend income, as described above), subject to certain limitations. To qualify for this deduction with respect to a dividend on shares of our Class A Common Stock, a stockholder must hold such shares for more than 45 days during the 91-day period beginning on the date which is 45 days before the date on which such shares become ex-dividend with respect to such dividend (taking into account certain rules that may reduce a stockholder’s holding period during any period in which the stockholder has diminished its risk of loss with respect to the shares).

If AIR declares a taxable dividend payable in cash or stock at the election of each stockholder, where the aggregate amount of cash to be distributed in such dividend is subject to limitation, taxable stockholders receiving such dividends will be required to include the full amount of the dividend as ordinary income to the extent of our current and accumulated earnings and profits.

Distributions that are designated as capital gain dividends will generally be taxed to U.S. Holders as long-term capital gains, to the extent that such distributions do not exceed AIR’s actual net capital gain for the taxable year, without regard to the period for which the U.S. Holder that receives such distribution has held its stock. However, corporate U.S. Holders may be required to treat up to 20% of certain capital gain dividends as ordinary income. Long-term capital gains are generally taxable at reduced maximum U.S. federal rates in the case of stockholders that are individuals, trusts or estates, and ordinary income rates in the case of stockholders that are corporations. Capital gains attributable to the sale of depreciable real property held for more than 12 months are subject to a 25% maximum U.S. federal income tax rate for taxpayers who are taxed as individuals, to the extent of previously claimed depreciation deductions. AIR may elect to retain, rather than distribute, some or all of its net long-term capital gains and pay taxes on such gains. In this case, AIR could elect for its stockholders to include their proportionate shares of such undistributed long-term capital gains in income, and to receive a corresponding credit for their share of the tax that AIR. AIR’s stockholders would increase the adjusted basis of their stock by the difference between (i) the amounts of capital gain dividends that AIR designated and that they include in their taxable income, minus (ii) the tax that AIR paid on their behalf with respect to that income. See “—Taxation of AIR—Annual Distribution Requirements.”

Distributions in excess of current and accumulated earnings and profits will not be taxable to a U.S. Holder to the extent that they do not exceed the adjusted basis of the U.S. Holder’s shares in respect of which the distributions were made, but rather will reduce the adjusted basis of such shares. To the extent that such distributions exceed the adjusted basis of a U.S. Holder’s shares, they will be included in income as long-term capital gain, or short-term capital gain if the shares have been held for one year or less. In addition, any dividend declared by AIR in October, November or December of any year and payable to a U.S. Holder of record on a specified date in any such month will be treated as both paid by AIR and received by the U.S. Holder on December 31 of such year; provided that the dividend is actually paid by AIR before the end of January of the following calendar year.

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To the extent that a REIT has available net operating losses and capital losses carried forward from prior tax years, such losses may reduce the amount of distributions that must be made in order to comply with the REIT distribution requirements. See “— Taxation of AIR — Annual Distribution Requirements.” Such losses, however, are not passed through to stockholders and do not offset income of stockholders from other sources, nor would they affect the character of any distributions that are actually made by a REIT, which are generally subject to tax in the hands of stockholders to the extent that the REIT has current or accumulated earnings and profits.

Dispositions of AIR Stock. A U.S. Holder will realize gain or loss upon the sale, redemption or other taxable disposition of AIR stock in an amount equal to the difference between the sum of the fair market value of any property and cash received in such disposition and the U.S. Holder’s adjusted tax basis in the stock at the time of the disposition. In general, capital gains recognized by individuals upon the sale or disposition of shares of AIR stock will be subject to a taxation at long-term capital gains rates if the AIR stock is held for more than 12 months and will be taxed at ordinary income rates if the AIR stock is held for 12 months or less. Gains recognized by U.S. Holders that are corporations are currently subject to U.S. federal income tax at ordinary income rates, whether or not classified as long-term capital gains. Capital losses recognized by a U.S. Holder upon the disposition of AIR stock held for more than one year at the time of disposition will be considered long-term capital losses and are generally available only to offset capital gain income of the U.S. Holder but not ordinary income (except in the case of individuals, who may offset up to $3,000 of ordinary income each year). In addition, any loss upon a sale or exchange of shares of AIR stock by a U.S. Holder who has held the shares for six months or less, after applying holding period rules, will be treated as a long-term capital loss to the extent of distributions received from AIR that are required to be treated by the U.S. Holder as long-term capital gain.

If an investor recognizes a loss upon a subsequent disposition of stock or other securities of AIR in an amount that exceeds a prescribed threshold, it is possible that the provisions of the Treasury Regulations involving “reportable transactions” could apply, with a resulting requirement to separately disclose the loss generating transaction to the IRS. While these Treasury Regulations are directed towards “tax shelters,” they are written quite broadly and apply to transactions that would not typically be considered tax shelters. In addition, the Code imposes penalties for failure to comply with these requirements. Prospective investors should consult their tax advisors concerning any possible disclosure obligation with respect to the receipt or disposition of stock or securities of AIR or transactions that might be undertaken directly or indirectly by AIR. Moreover, prospective investors should be aware that AIR and other participants in the transactions involving AIR (including their advisors) might be subject to disclosure or other requirements pursuant to these Treasury Regulations.

Taxation of Non-U.S. Holders

The following is a summary of certain anticipated U.S. federal income and estate tax considerations for the ownership and disposition of AIR stock applicable to Non-U.S. stockholders. A “Non-U.S. Holder” is a stockholder that is neither a U.S. Holder nor a partnership (or other entity or arrangement treated as a partnership) for U.S. federal income tax purposes. The discussion is based on current law, is for general information only and addresses only selected, and not all, aspects of U.S. federal income and estate taxation relevant to Non-U.S. Holders.

Ordinary Dividends. The portion of distributions received by Non-U.S. Holders that is: (i) payable out of AIR’s earnings and profits; (ii) not attributable to capital gains of AIR; and (iii) not effectively connected with a U.S. trade or business of the Non-U.S. Holder, will be subject to U.S. withholding tax at the rate of 30% (unless reduced by an applicable tax treaty and the Non-U.S. Holder provides appropriate documentation regarding its eligibility for treaty benefits). In general, Non-U.S. Holders will not be considered to be engaged in a U.S. trade or business solely as a result of their ownership of AIR stock. In cases where the dividend income from a Non-U.S. Holder’s investment in AIR stock is, or is treated as, effectively connected with the Non-U.S. Holder’s conduct of a U.S. trade or business, the Non-U.S. Holder generally will be subject to U.S. tax at graduated rates, in the same manner as domestic stockholders are taxed with respect to such dividends. Such income must generally be reported on a U.S. income tax return filed by or on behalf of the Non-U.S. Holder. The income may also be subject to the 30% branch profits tax in the case of a Non-U.S. Holder that is a corporation.

Non-Dividend Distributions. Unless AIR stock constitutes a U.S. real property interest (a “USRPI”) within the meaning of the Foreign Investment in Real Property Tax Act of 1980 (“FIRPTA”), distributions by AIR which are not payable out of AIR’s earnings and profits will not be subject to U.S. income tax. If it cannot be determined at

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the time at which a distribution is made whether or not the distribution will exceed current and accumulated earnings and profits, the distribution will be subject to withholding at the rate applicable to dividends. However, the Non-U.S. Holder may seek a refund from the IRS of any amounts withheld if it is subsequently determined that the distribution was, in fact, in excess of current and accumulated earnings and profits of AIR. If AIR stock constitutes a USRPI, distributions by AIR in excess of the sum of its earnings and profits plus the stockholder’s basis in its AIR stock will be taxed under FIRPTA at the rate of tax, including any applicable capital gains rates, that would apply to a domestic stockholder of the same type (e.g., an individual or a corporation, as the case may be), and the collection of the tax will be enforced by withholding at a rate of 15% of the amount by which the distribution exceeds the stockholder’s share of AIR’s earnings and profits.

Capital Gain Dividends. Under FIRPTA, a distribution made by AIR to a Non-U.S. Holder, to the extent attributable to gains from dispositions of USRPIs held by AIR directly or through pass-through subsidiaries (“USRPI Capital Gains”), will, except as described below, be considered effectively connected with a U.S. trade or business of the Non-U.S. Holder and will be subject to U.S. income tax at the rates applicable to U.S. individuals or corporations, without regard to whether the distribution is designated as a capital gain dividend. In addition, AIR will be required to withhold tax equal to 35% of the maximum amount that could have been designated as a USRPI Capital Gains dividend. Distributions subject to FIRPTA may also be subject to a 30% branch profits tax in the hands of a Non-U.S. Holder that is a corporation. A distribution is not a USRPI Capital Gain dividend if AIR held an interest in the underlying asset solely as a creditor. Capital gain dividends received by a Non-U.S. Holder that are attributable to dispositions by AIR of assets other than USRPIs are generally not subject to U.S. federal income or withholding tax, unless: (i) the gain is effectively connected with the Non-U.S. Holder’s U.S. trade or business, in which case the Non-U.S. Holder would be subject to the same treatment as U.S. Holders with respect to such gain, except that a non-U.S. Holder that is a corporation may also be subject to branch profits tax; or (ii) the Non-U.S. Holder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a “tax home” in the United States, in which case the Non-U.S. Holder will incur a 30% tax on his capital gains.

A capital gain dividend by AIR that would otherwise have been treated as a USRPI Capital Gain will not be so treated or be subject to FIRPTA, will generally not be treated as income that is effectively connected with a U.S. trade or business, and will instead be treated in the same manner as an ordinary dividend from AIR (see “—Taxation of Non-U.S. Holders—Ordinary Dividends”); provided that: (1) the capital gain dividend is received with respect to a class of stock that is regularly traded on an established securities market located in the United States, and (2) the recipient Non-U.S. Holder does not own more than 10% of that class of stock at any time during the one-year period ending on the date on which the capital gain dividend is received. AIR anticipates that its stock will be “regularly traded” on an established securities market.

Dispositions of AIR Stock. Unless AIR stock constitutes a USRPI, a sale of AIR stock by a Non-U.S. Holder generally will not be subject to U.S. taxation under FIRPTA. The stock will be treated as a USRPI if 50% or more of AIR’s assets throughout a prescribed testing period consist of interests in real property located within the United States, excluding, for this purpose, interests in real property solely in a capacity as a creditor. Even if the foregoing test is met, AIR stock nonetheless will not constitute a USRPI if AIR is a “domestically controlled qualified investment entity.” A domestically controlled qualified investment entity includes a REIT, less than 50% of the value of which is held directly or indirectly by Non-U.S. Holders at all times during a specified testing period (after applying certain presumptions regarding the ownership of AIR stock, as described in the Code). AIR believes that it is, and it expects to continue to be, a domestically controlled qualified investment entity. If AIR is, and continues to be, a domestically controlled qualified investment entity, the sale of AIR stock should not be subject to taxation under FIRPTA. No assurance can be given that AIR is or will continue to be a domestically controlled qualified investment entity.

In the event that AIR does not constitute a domestically controlled qualified investment entity, but AIR’s stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, a Non-U.S. Holder’s sale of AIR stock nonetheless would not be subject to tax under FIRPTA as a sale of a USRPI; provided that the selling Non-U.S. Holder held 10% or less of such class of AIR’s outstanding stock at all times during a prescribed statutory testing period.

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If gain on the sale of stock of AIR were subject to taxation under FIRPTA, the Non-U.S. Holder would be required to file a U.S. federal income tax return and would be subject to the same treatment as a U.S. stockholder with respect to such gain, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals, and the purchaser of the stock could be required to withhold 15% of the purchase price and remit such amount to the IRS.

Gain from the sale of AIR stock that would not otherwise be subject to taxation under FIRPTA will nonetheless be taxable in the United States to a Non-U.S. Holder in two cases: (i) if the Non-U.S. Holder’s investment in the AIR stock is effectively connected with a U.S. trade or business conducted by such Non-U.S. Holder, the Non-U.S. Holder will be subject to the same treatment as a domestic stockholder with respect to such gain, and a Non-U.S. Holder that is a corporation may also be subject to a 30% branch profits tax (unless reduced or eliminated by treaty); or (ii) if the Non-U.S. Holder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a “tax home” in the United States, the nonresident alien individual will be subject to a 30% tax on the individual’s capital gain.

In addition, even if AIR is a domestically controlled qualified investment entity, upon disposition of AIR stock, a Non-U.S. Holder may be treated as having capital gain from the sale or exchange of a USRPI if the Non-U.S. Holder: (i) disposes of its AIR stock within a 30-day period preceding the ex-dividend date of a distribution, any portion of which, but for the disposition, would have been treated as gain from the sale or exchange of a USRPI; and (ii) acquires, or enters into a contract or option to acquire, other shares of AIR stock within 61 days of the first day of the 30-day period described in (i), unless such Non-U.S. Holder held 5% or less of our stock at all times during the one-year period ending on the distribution date.

Special FIRPTA Rules. There are certain exemptions from FIRPTA for particular types of foreign investors, including “qualified foreign pension funds” and their wholly owned foreign subsidiaries and certain widely held, publicly traded “qualified collective investment vehicles.”

Estate Tax. AIR stock owned or treated as owned by an individual who is not a citizen or resident (as specially defined for U.S. federal estate tax purposes) of the United States at the time of such individual’s death will be includable in the individual’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise, and may therefore be subject to U.S. federal estate tax.

Taxation of Tax-Exempt Stockholders

Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts, generally are exempt from U.S. federal income taxation. However, they are subject to taxation on their unrelated business taxable income (“UBTI”). While many investments in real estate may generate UBTI, the IRS has ruled that dividend distributions from a REIT to a tax-exempt entity do not constitute UBTI. Based on that ruling, and provided that (1) a tax-exempt stockholder has not held its AIR stock as “debt financed property” within the meaning of the Code (i.e., where the acquisition or holding of the property is financed through a borrowing by the tax-exempt stockholder), and (2) the AIR stock is not otherwise used in an unrelated trade or business, AIR believes that distributions from AIR and income from the sale of the AIR stock generally should not give rise to UBTI to a tax-exempt stockholder.

Tax-exempt stockholders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal services plans exempt from U.S. federal income taxation under sections 501(c)(7), (c)(9), (c)(17) and (c)(20) of the Code are subject to different UBTI rules, which generally require such stockholders to characterize distributions from AIR as UBTI.

In certain circumstances, a pension trust that owns more than 10% of AIR’s stock could be required to treat a percentage of the dividends as UBTI if AIR is a “pension-held REIT.” AIR will not be a pension-held REIT unless: (1) it is required to “look through” one or more of its pension trust stockholders in order to satisfy the REIT “closely-held” test; and (2) either (i) one pension trust owns more than 25% of the value of AIR’s stock, or (ii) one or more pension trusts, each individually holding more than 10% of the value of AIR’s stock, collectively owns more than 50% of the value of AIR’s stock. Certain restrictions on ownership and transfer of AIR’s stock generally should prevent a tax-exempt entity from owning more than 10% of the value of AIR’s stock and generally should prevent AIR from becoming a pension-held REIT.

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Other Tax Considerations

Legislative or Other Actions Affecting REITs

The present federal income tax treatment of REITs may be modified, possibly with retroactive effect, by legislative, judicial or administrative action at any time. The REIT rules are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Treasury Department, which may result in statutory changes as well as revisions to regulations and interpretations. Holders are urged to consult with their tax advisors with respect to the status of legislative, regulatory or administrative developments and proposals and their potential effect on an investment in AIR stock.

Medicare 3.8% Tax on Investment Income

Certain U.S. Holders who are individuals, estates or trusts and whose income exceeds certain thresholds are required to pay a 3.8% Medicare tax on their “net investment income,” which includes dividends received from AIR and capital gains from the sale or other disposition of AIR stock.

Foreign Account Tax Compliance Act

Withholding at a rate of 30% generally will be required on dividends made in respect of AIR stock held by or through certain foreign financial institutions (including investment funds), unless such institution (i) enters into an agreement with the Treasury to report, on an annual basis, information with respect to shares in, and the accounts maintained by, the institution held by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments, or (ii) complies with the terms of an intergovernmental agreement between the United States and an applicable foreign country. Accordingly, the entity through which AIR stock is held will affect the determination of whether such withholding is required. Similarly, dividends made in respect of AIR stock held by an investor that is a non-financial non-U.S. entity that does not qualify under certain exemptions will be subject to withholding at a rate of 30%, unless such entity either (i) certifies that such entity does not have any “substantial United States owners” or (ii) provides certain information regarding the entity’s “substantial United States owners,” which the applicable withholding agent will in turn provide to the Secretary of the Treasury. An intergovernmental agreement between the United States and an applicable foreign country, or future Treasury Regulations or other guidance, may modify these requirements. AIR will not pay any additional amounts to stockholders in respect of any amounts withheld. Non-U.S. Holders are encouraged to consult their tax advisors regarding the possible implications of these withholding taxes on their investment in AIR stock.

State, Local and Foreign Taxes

AIR, AIR Operating Partnership and AIR stockholders may be subject to state, local or foreign taxation in various jurisdictions, including those in which it or they transact business, own property or reside. It should be noted that AIR Operating Partnership owns properties located in a number of states and local jurisdictions and may be required to file income tax returns in some or all of those jurisdictions. The state, local or foreign tax treatment of AIR Operating Partnership, AIR and AIR stockholders may not conform to the U.S. federal income tax consequences discussed above. Consequently, prospective investors are urged to consult their tax advisors regarding the application and effect of state, local foreign tax laws on an investment in AIR.

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PLAN OF DISTRIBUTION

We are registering 7,8250,000 shares of our Class A Common Stock issued to the selling stockholders under the Class A Common Stock Purchase Agreement in order to permit the resale of these shares of our Class A Common Stock by the holders thereof from time to time after the date of this prospectus.

Such shares of our Class A Common Stock were originally issued to the selling stockholders pursuant to an exemption from the registration requirements of the Securities Act. We agreed to register such shares of our Class A Common Stock pursuant to the Class A Common Stock Purchase Agreement. We will pay all expenses incurred by the Company or its subsidiaries in effecting any registration pursuant to the Class A Common Stock Purchase Agreement or otherwise complying with our obligations under the registration rights provisions of the Class A Common Stock Purchase Agreement, including, without limitation, all registration, filing and listing fees, provided that the selling stockholders will pay all costs and expenses incurred by them in connection with the transactions contemplated by the Class A Common Stock Purchase Agreement, including fees of legal counsel. We have agreed in the Class A Common Stock Purchase Agreement to indemnify the selling stockholders against specified liabilities, including some liabilities under the Securities Act, and, if indemnification is not available, contribution. The selling stockholders also have agreed in the Class A Common Stock Purchase Agreement to indemnify us against specified liabilities, including some liabilities under the Securities Act, and, if indemnification is not available, contribution.

We will not receive any proceeds from sales of any shares of our Class A Common Stock by the selling stockholders.

We do not know when, at what price or in what amount the selling stockholders may offer the shares for sale.

The selling stockholders (or their pledgees, donees, transferees, distributees or successors in interest) may sell all or a portion of the shares of our Class A Common Stock beneficially owned by them and registered hereby from time to time directly or through one or more underwriters, broker-dealers or agents, and any broker-dealers or agents may arrange for other broker-dealers or agents to participate in effecting sales of these securities. These underwriters or broker-dealers may act as principals, or as an agent of a selling stockholder. If the shares of our Class A Common Stock are sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts or commissions or selling or agent’s commissions. The shares of our Class A Common Stock may be sold on any national securities exchange or automated interdealer quotation system on which the shares may be listed or quoted at the time of sale, in the over-the-counter market or in transactions otherwise than on these exchanges or systems or in the over-the-counter market and in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in a variety of transactions, which may involve crosses or block transactions. The selling stockholders may use any one or more of the following methods when selling shares:

•

purchases by underwriters, brokers, dealers, and agents who may receive compensation in the form of underwriting discounts, concessions or commissions from the selling stockholders and/or the purchasers of the shares for whom they may act as agent;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•

one or more block trades in which a broker or dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction, or in crosses in which the same broker acts as agent on both sides;

•	purchases by a broker or dealer (including a specialist or market maker) as principal and resale by such broker or dealer for its account pursuant to this prospectus;

•	an exchange distribution in accordance with the rules of any stock exchange on which the shares of our Class A Common Stock are listed;

•	face-to-face privately negotiated transactions between sellers and purchasers without a broker-dealer;

•	an agreement between broker-dealers and the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	the pledge of shares as security for any loan or obligation, including pledges to brokers or dealers who may from time to time effect distributions of the shares or other interests in the shares;

33

Confidential Treatment Requested by Apartment Income REIT Corp.

Pursuant to 17 C.F.R. Section 200.83

•	settlement of short sales or transactions to cover short sales relating to the shares entered into after the effective date of the registration statement of which this prospectus is a part;

•	distributions to creditors, equity holders, partners and members of the selling stockholders;

•	transactions in options, swaps or other derivatives (whether listed on an exchange or otherwise);

•	sales in other ways not involving market makers or established trading markets, including direct sales to institutions or individual purchasers; and

•	any combination of the foregoing or by any other legally available means.

The selling stockholders may also transfer the shares of our Class A Common Stock by gift. We do not know of any arrangements by the selling stockholders for the sale of any of the shares of our Class A Common Stock.

The selling stockholders also may resell all or a portion of the shares of Class A Common Stock in open market transactions in reliance upon Rule 144 under the Securities Act, as permitted by that rule, or Section 4(a)(1) under the Securities Act, if available, rather than under this prospectus, provided that they meet the criteria and conform to the requirements of those provisions.

Brokers or dealers engaged by the selling stockholders may arrange for other brokers or dealers to participate in sales. If the selling stockholders effect such transactions by selling shares of Class A Common Stock to or through underwriters, brokers, dealers or agents, such underwriters, brokers, dealers or agents may receive compensation in the form of discounts, concessions or commissions from the selling stockholders. Underwriters, brokers, dealers or agents may also receive compensation from the purchasers of shares of Class A Common Stock for whom they act as agents or to whom they sell as principals, or both. Such commissions will be in amounts to be negotiated, but, except as set forth in a supplement to the prospectus contained in the registration statement, in the case of an agency transaction will not be in excess of a customary brokerage commission in compliance with applicable rules of the Financial Industry Regulatory Authority, Inc.

In connection with sales of the shares of Class A Common Stock or otherwise, the selling stockholders (or their pledgees, donees, transferees, distributees or successors in interest) may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of shares of Class A Common Stock in the course of hedging in positions they assume. The selling stockholders may also sell these securities short, and if such short sale shall take place after the date that the registration statement is declared effective by the SEC, the selling stockholders may deliver the securities covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling stockholders may also loan or pledge shares of Class A Common Stock to broker-dealers that in turn may sell such securities, to the extent permitted by applicable law. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or one or more derivative transactions which require the delivery to such broker-dealer or other financial institution of shares of Class A Common Stock offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). Notwithstanding the foregoing, the selling stockholders have been advised that they may not use shares of Class A Common Stock registered on the registration statement to cover short sales of Class A Common Stock made prior to the date the registration statement, of which this prospectus forms a part, has been declared effective by the SEC.

Subject to any applicable company policy, the selling stockholders (or their pledgees, donees, transferees, distributees or successors in interest) may, from time to time, pledge, hypothecate or grant a security interest in some or all of the shares of Class A Common Stock registered by the registration statement owned by them and, if they default in the performance of their secured obligations, the pledgees, secured parties or persons to whom the securities have been hypothecated may offer and sell such securities from time to time pursuant to this prospectus or any amendment or supplement to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act, amending, if necessary, the list of selling stockholders to include the pledgee, transferee, persons to whom the shares have been hypothecated or other successors in interest as selling stockholders under this prospectus. The plan of distribution for that selling stockholder’s shares of Class A Common Stock will otherwise remain unchanged. The selling stockholders (or their pledgees, donees, transferees, distributees or successors in interest) also may transfer and donate the shares of Class A Common Stock in other circumstances in which case the transferees, donees, pledgees, persons to whom the securities have been hypothecated or other successors in interest thereof will be the selling beneficial owners for purposes of this prospectus.

34

Confidential Treatment Requested by Apartment Income REIT Corp.

Pursuant to 17 C.F.R. Section 200.83

The selling stockholders (or their pledgees, donees, transferees, distributees or successors in interest) and any broker-dealers or agents participating in the distribution of the shares of Class A Common Stock may be deemed to be “underwriters” within the meaning of Section 2(a)(11) of the Securities Act in connection with such sales. In such event, any profits realized by the selling stockholders and any compensation earned by such broker-dealers or agents may be deemed to be underwriting commissions or discounts under the Securities Act. Selling stockholders (or their pledgees, donees, transferees, distributees or successors in interest) who are “underwriters” within the meaning of Section 2(a)(11) of the Securities Act will be subject to the applicable prospectus delivery requirements of the Securities Act including Rule 172 thereunder and may be subject to certain statutory liabilities of, including, but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act. We will make copies of this prospectus (as it may be amended or supplemented from time to time) available to the selling stockholders (or their pledgees, donees, transferees, distributees or successors in interest) for the purpose of satisfying any prospectus delivery requirements. Except as otherwise set forth herein, each selling stockholder has informed us that it is not a registered broker-dealer or is not an affiliate of a registered broker-dealer and does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute Class A Common Stock.

Under the securities laws of some states, the shares of Class A Common Stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of Class A Common Stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

The selling stockholders (or their pledgees, donees, transferees, distributees or successors in interest) may sell the shares covered by this prospectus from time to time, and may also decide not to sell all or any of the shares they are allowed to sell under this prospectus. The selling stockholders (or their pledgees, donees, transferees, distributees or successors in interest) will act independently of us in making decisions regarding the timing, manner, and size of each sale. There can be no assurance, however, that all or any of the shares will be offered by the selling stockholders. We know of no existing arrangements between any selling stockholders and any broker, dealer, finder, underwriter, or agent relating to the sale or distribution of the securities.

Each selling stockholder (or its pledgees, donees, transferees, distributees or successors in interest) and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, to the extent applicable, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of Class A Common Stock by the selling stockholder and any other participating person. To the extent applicable, Regulation M may also restrict the ability of any person engaged in the distribution of the shares of Class A Common Stock to engage in market-making activities with respect to the shares of Class A Common Stock. All of the foregoing may affect the marketability of the shares of Class A Common Stock and the ability of any person or entity to engage in market-making activities with respect to the shares of Class A Common Stock.

To the extent permitted by applicable law, this plan of distribution may be modified in a prospectus supplement or otherwise. All of the foregoing may affect the marketability of the securities offered hereby.

35

Confidential Treatment Requested by Apartment Income REIT Corp.

Pursuant to 17 C.F.R. Section 200.83

SELLING STOCKHOLDERS

We are registering on behalf of the selling stockholders 7,825,000 shares of our Class A Common Stock issued to the selling stockholders pursuant to the Class A Common Stock Purchase Agreement, dated as of April 23, 2021, with the selling stockholders. On April 26, 2021, we closed the transactions under the Class A Common Stock Purchase Agreement, pursuant to which the selling stockholders purchased from us the 7,825,000 shares of our Class A Common Stock for the aggregate cash purchase price of approximately $342,468,950. We are required to file this registration statement pursuant to the Class A Common Stock Purchase Agreement. The 7,825,000 shares issued to the selling stockholders under the Class A Common Stock Purchase Agreement are the shares to which this prospectus relates and that may be resold by the selling stockholders. The initial shares were issued in a private placement exempt from registration under the Securities Act and constitute, or will when issued constitute, restricted securities under the Securities Act. The selling stockholders identified below, or their respective pledgees, donees, transferees, distributees or successors in interest, are selling all of the shares of our Class A Common Stock being offered by this prospectus.

Each selling stockholder may transfer shares of our Class A Common Stock owned by it, and compliance with the other provisions of the Class A Common Stock Purchase Agreement, may assign its registration rights under the Class A Common Stock Purchase Agreement. When we refer to “selling stockholders” in the “Plan of Distribution” section of this prospectus, we mean the persons listed in the table below, and the pledgees, donees, permitted transferees, distributees, successors in interest and others who later come to hold any of the selling stockholders’ shares of our Class A Common Stock other than that have registration rights under the Class A Common Stock Purchase Agreement.

None of the selling stockholders holds or has held any position or office, or otherwise has or has had a material relationship, with us, or any of our predecessors or affiliates, within the past three years other than as a result of the ownership of our Class A Common Stock and pursuant to the Class A Common Stock Purchase Agreement.

The following table sets forth, as of April 26, 2021, the closing date under the Class A Common Stock Purchase Agreement, the name of each selling stockholder, the number of shares held of record or beneficially by each selling stockholder and the number of shares that may be offered under this prospectus by each selling stockholder.

Beneficial ownership of a share of our Class A Common stock is determined in accordance with the rules and regulations of the SEC. The inclusion of any shares in this table does not constitute an admission of beneficial ownership.

The information in the table below is based on the information provided to us by the selling stockholders and as of the date the same was provided to us. Assuming that the selling stockholders sell all of the shares of our Class A Common Stock beneficially owned by them that have been registered by us and do not acquire any additional shares during this offering, the selling stockholders will not own any shares other than those appearing in the column entitled “Class A Common Stock Owned Upon Completion of this Offering.” We cannot advise you as to whether the selling stockholders will in fact sell any or all of such shares of our Class A Common Stock. In addition, the selling stockholders may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time and from time to time, the shares of our Class A Common Stock in transactions exempt from the registration requirements of the Securities Act after the date as of which the information is set forth on the table below.

The percentage beneficial ownership for the following table is based upon 148,985,740 shares of our Class A Common Stock (excluding certain options and unvested shares) outstanding as of March 5, 2021.

Name of Selling Stockholder	Class A Common Stock Beneficially Owned Prior to the Offering	Class A Common Stock Offered Pursuant to this Prospectus	Class A Common Stock Owned Upon Completion of this Offering (1)	Percentage of Class A Common Stock Owned Upon Completion of this Offering (if greater than 1%) (1)
Zimmer Partners, LP (2)	7,825,000	7,825,000	—	—
Total	7,825,000	7,825,000

(1)

We do not know when, at what prices or in what amounts the selling stockholders may offer shares for sale. The selling stockholders may not sell any or all of the shares offered by this prospectus, we cannot estimate the number of shares that will be sold or that will be held by a selling stockholder after completing this offering. However, for purposes of this table, we have assumed that, after completion of this offering, none of the shares covered by this prospectus will be held by any selling stockholder.

(2)

Consists of (i) 6,891,327 shares of Class A Common Stock held directly by ZP Master Utility Fund, Ltd. (“Master Utility”), (ii) 79,552 shares of Class A Common Stock held directly by ZP Master Energy Fund, L.P. (“Master Energy”), and (iii) 854,121 shares of Class A Common Stock held directly by ZP Energy Fund L.P. (“Energy LP”, and together with Master Utility and Master Energy, the “Zimmer Funds”). The Zimmer Funds have delegated to Zimmer Partners, LP, as investment manager (the “Investment Manager”), sole voting and investment power over the shares of Class A Common Stock held by the Zimmer Funds pursuant to their respective investment management agreements with the Investment Manager. As a result, each of the Investment Manager, Zimmer Partners GP, LLC, as the general partner of the Investment Manager, Sequentis Financial LLC, as the sole member of Zimmer Partners GP, LLC, and Stuart J. Zimmer, as the managing member of Sequentis Financial LLC, may be deemed to exercise voting and investment power over the Class A Common Stock held by the Zimmer Funds and thus may be deemed to beneficially own such shares of Class A Common Stock.

36

Confidential Treatment Requested by Apartment Income REIT Corp.

Pursuant to 17 C.F.R. Section 200.83

LEGAL MATTERS

Certain tax matters will be passed upon for AIR by Skadden, Arps, Slate, Meagher & Flom LLP. The validity of the Class A Common Stock offered hereby will be passed upon for AIR by DLA Piper LLP (US), Baltimore, Maryland.

EXPERTS

The consolidated financial statements of AIR appearing in AIR’s Annual Report (Form 10-K) for the year ended December 31, 2020 (including the schedule appearing therein), and the effectiveness of AIR’s internal control over financial reporting as of December 31, 2020 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

37

Confidential Treatment Requested by Apartment Income REIT Corp.

Pursuant to 17 C.F.R. Section 200.83

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. The SEC maintains an Internet website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including AIR, that is available over the Internet at http://www.sec.gov. Our Class A Common Stock is listed and traded on the New York Stock Exchange under the trading symbol “AIRC.” General information about us, including our press releases, annual reports and other SEC filings, are available at no charge through our website at www.aircommunities.com. Except for the SEC filings specifically incorporated by reference in this prospectus, information contained on or connected to, or that can be accessed from, our website does not and will not constitute part of this prospectus or the registration statement of which this prospectus is a part. We have included our website address only as an inactive textual reference and do not intend it to be an active link to our website.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” certain information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information filed with the SEC will update and supersede this information. We incorporate by reference the documents listed below that AIR has filed with the SEC:

•	Our Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC on March 15, 2021, as amended by Form 10-K/A, filed with the SEC on April 20, 2021;

•

Our Current Reports on Form 8-K filed with the SEC on April 16, 2021 (except with respect to Item 7.01 and the associated Exhibit 99.1), April 26, 2021 (except with respect to Item 7.01 and the associated Exhibit 99.1), and April 28, 2021; and

•

The description of our capital stock contained in the Registration Statement on Form 10 (File No. 001-39686), as supplemented by any subsequent amendments and reports filed for the purpose of updating such descriptions, including the description of our Class A Common Stock filed as Exhibit 4.1 to our Annual Report on Form 10-K for the year ended December 31, 2020.

You may request a copy of these filings, at no cost, by writing or calling us at the following address and telephone number:

Corporate Secretary

Apartment Income REIT Corp.

4582 South Ulster Street

Suite 1700

Denver, Colorado 80237

(303) 757-8101

38

Confidential Treatment Requested by Apartment Income REIT Corp.

Pursuant to 17 C.F.R. Section 200.83

Shares

APARTMENT INCOME REIT CORP.

Shares of Class A Common Stock

PROSPECTUS

            , 2021

Confidential Treatment Requested by Apartment Income REIT Corp.

Pursuant to 17 C.F.R. Section 200.83

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 31. Other Expenses of Issuance and Distribution.

The following table sets forth the expenses payable by the Registrant expected to be incurred in connection with the issuance and distribution of Class A Common Stock being registered hereby (other than any sales discounts and commissions). All of such expenses are estimates, except for the Securities and Exchange Commission (“SEC”) registration fee.

SEC registration fee	$
Accounting fees and expenses	*
Printing fees and expenses	*
Registrar and transfer agent fees	*
Miscellaneous expenses	*

Total offering expenses	$*

*	To be updated by amendment.

Item 32. Sales to Special Parties.

None.

Item 33. Recent Sales of Unregistered Securities.

Issuance of Shares to Selling Stockholders. On April 26, 2021, AIR issued 7,825,000 shares of Class A Common Stock to the selling stockholders at a price of $43.766 per share in cash, for total cash consideration of approximately $342,468,950. These shares were issued in a private placement exempt from registration pursuant to Section 4(a)(2) of the Securities Act. AIR intends to use the proceeds from the issuance and sale of the shares for working capital and general corporate purposes.

Item 34. Indemnification of Directors and Officers.

Maryland law permits a Maryland corporation to include in its charter a provision that limits the liability of its directors and officers to the corporation and its stockholders for money damages, except for liability resulting from (1) actual receipt of an improper benefit or profit in money, property or services or (2) active and deliberate dishonesty that is established by a final judgment and that is material to the cause of action. AIR’s charter contains a provision that limits, to the maximum extent permitted by Maryland law, the liability of AIR’s directors and officers to AIR and its stockholders for money damages. This provision does not limit AIR’s right or that of its stockholders to obtain equitable relief, such as injunction or rescission.

AIR’s charter and bylaws obligate it, to the maximum extent permitted by Maryland law, to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, to pay or reimburse reasonable expenses before a final disposition of a proceeding to (1) any individual who is a present or former director or officer of AIR and who is made, or threatened to be made, a party to, or witness in, the proceeding by reason of his or her service in that capacity; or (2) any individual who, while one or AIR’s directors or officers and at AIR’s request, serves or has served as a director, officer, partner, member, manager, trustee, employee or agent of another corporation, REIT, partnership, limited liability company, joint venture, trust, employee benefit plan or other enterprise, and who is made or threatened to be made a party to, or witness in, the proceeding by reason of his or her service in that capacity.

AIR’s charter and bylaws authorize AIR, with the approval of its Board of Directors, to provide indemnification and advancement of expenses to its agents and employees.

Confidential Treatment Requested by Apartment Income REIT Corp.

Pursuant to 17 C.F.R. Section 200.83

Maryland law requires a Maryland corporation (unless otherwise provided in its charter, which AIR’s charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity. Maryland law permits a Maryland corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements, and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party by reason of their service in that capacity unless it is established that:

•	the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty;

•	the director or officer actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

Under the MGCL, AIR may not indemnify a director or officer in a suit by AIR or in its right in which the director or officer was adjudged liable to AIR or in a suit in which the director or officer was adjudged liable on the basis that personal benefit was improperly received. A court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, even though the director or officer did not meet the prescribed standard of conduct or was adjudged liable on the basis that personal benefit was improperly received. However, indemnification for an adverse judgment in a suit by the corporation or in its right, or for a judgment of liability on the basis that personal benefit was improperly received, is limited to expenses.

In addition, Maryland law permits a Maryland corporation to advance reasonable expenses to a director or officer upon receipt of (1) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification and (2) a written undertaking by him or her, or on his or her behalf, to repay the amount paid or reimbursed if it is ultimately determined that the standard of conduct was not met.

We have entered into indemnification agreements with certain of our officers and directors. The indemnification agreements with our officers and directors generally offer substantially the same scope of coverage afforded by our charter and bylaws. In addition, as contracts, these indemnification agreements provide greater assurance to our officers and directors that indemnification will be available because they cannot be modified unilaterally in the future by the board of directors or the stockholders to eliminate the rights that they provide.

In respect to our obligations to provide indemnification to directors and officers for liability arising under the Securities Act, we have been informed that, in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 35. Treatment of Proceeds from Stock Being Registered.

None.

Confidential Treatment Requested by Apartment Income REIT Corp.

Pursuant to 17 C.F.R. Section 200.83

Item 36. Financial Statements and Exhibits.

(a)

Financial Statements. The financial statements set forth in the documents that are incorporated by reference as part of the prospectus included in this registration statement are set forth in the section of the prospectus entitled “Incorporation by Reference.”

(b)	Exhibits. The following exhibits are being filed herewith:

Confidential Treatment Requested by Apartment Income REIT Corp.

Pursuant to 17 C.F.R. Section 200.83

EXHIBIT NO.	DESCRIPTION

2.1	Separation and Distribution Agreement, effective as of December 15, 2020, by and among Apartment Investment Management Company, Aimco OP L.P., Apartment Income REIT Corp. and AIMCO Properties, L.P. (Exhibit 2.1 to AIR’s Current Report on Form 8-K, dated December 15, 2020, is incorporated herein by this reference)

3.1	Articles of Amendment and Restatement of Apartment Income REIT Corp. (Exhibit 3.1 to AIR’s Current Report on Form 8-K, dated December 15, 2020, is incorporated herein by this reference)

3.2	Articles Supplementary of Apartment Income REIT Corp. regarding Class A Preferred Stock (Exhibit 3.2 to AIR’s Current Report on Form 8-K, dated December 15, 2020, is incorporated herein by this reference)

3.3	Articles Supplementary of Apartment Income REIT Corp. regarding Opt-Out from the Maryland Unsolicited Takeovers Act (Exhibit 3.3 to AIR’s Current Report on Form 8-K, dated December 15, 2020, is incorporated herein by this reference)

3.4	Amended and Restated Bylaws of Apartment Income REIT Corp. (Exhibit 3.4 to AIR’s Current Report on Form 8-K, dated December 15, 2020, is incorporated herein by this reference)

4.1	Third Amended and Restated Senior Secured Credit Agreement, dated as of December 15, 2020, by and among Apartment Income REIT Corp., AIR REIT Sub 1, LLC, AIR REIT Sub 2, LLC, AIMCO Properties L.P., AIMCO/Bethesda Holdings, Inc., the lenders party thereto and KeyBank National Association, as administrative agent, swing line lender and letter of credit issuer (Exhibit 10.1 to AIR’s Current Report on Form 8-K, dated December 21, 2020, is incorporated herein by this reference)

5.1*	Opinion of DLA Piper LLP (US) regarding the validity of the Class A Common Stock of AIR offered hereby.

8.1*	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP regarding tax matters.

10.1	Sixth Amended and Restated Agreement of Limited Partnership of AIMCO Properties L.P., effective as of December 14, 2020 (Exhibit 10.1 to AIR’s Current Report on Form 8-K, dated December 15, 2020, is incorporated herein by this reference)

10.2	Master Services Agreement, effective as of December 15, 2020, by and among Apartment Investment Management Company, Aimco OP L.P., Apartment Income REIT Corp. and AIMCO Properties, L.P. (Exhibit 10.2 to AIR’s Current Report on Form 8-K, dated December 15, 2020, is incorporated herein by this reference)

10.3	Employee Matters Agreement, effective as of December 15, 2020, by and among Apartment Investment Management Company, Aimco OP, L.P., Apartment Income REIT Corp., and AIMCO Properties, L.P. (Exhibit 10.3 to AIR’s Current Report on Form 8-K, dated December 15, 2020, is incorporated herein by this reference)

10.4	Master Leasing Agreement, effective as of December 15, 2020, by and among AIMCO Properties, L.P. and Aimco Development Company, LLC (Exhibit 10.4 to AIR’s Current Report on Form 8-K, dated December 15, 2020, is incorporated herein by this reference)

10.5	Property Management Agreement, effective as of December 15, 2020, by and between James-Oxford Limited Partnership and AIR Property Management TRS, LLC (Exhibit 10.5 to AIR’s Current Report on Form 8-K, dated December 15, 2020, is incorporated herein by this reference)

10.6	Mezzanine Note Agreement, effective as of December 14, 2020, by and among Aimco REIT Sub, LLC, AIMCO/Bethesda Holdings, Inc. and AIMCO Properties, L.P. (Exhibit 10.6 to AIR’s Current Report on Form 8-K, dated December 15, 2020, is incorporated herein by this reference)

Confidential Treatment Requested by Apartment Income REIT Corp.

Pursuant to 17 C.F.R. Section 200.83

10.7	Form of 5.2% Secured Mezzanine Note, made by Aimco REIT Sub, LLC (included in Exhibit 10.6) (Exhibit 10.7 to AIR’s Current Report on Form 8-K, dated December 15, 2020, is incorporated herein by this reference)

10.8+	Form of Apartment Income REIT Corp. Executive Severance Policy (Exhibit 10.8 to AIR’s Current Report on Form 8-K, dated December 15, 2020, is incorporated herein by this reference)*

10.9+	Form of Apartment Income REIT Corp. 2007 Stock Award and Incentive Plan (Exhibit 10.9 to AIR’s Current Report on Form 8-K, dated December 15, 2020, is incorporated herein by this reference)*

10.10+	Form of Restricted Stock Agreement (2007 Stock Award and Incentive Plan) (Exhibit 10.10 to AIR’s Registration Statement on Form 10-12B/A, dated November 24, 2020, is incorporated herein by this reference)*

10.11+	Form of Non-Qualified Stock Option Agreement (2007 Stock Award and Incentive Plan) (Exhibit 10.11 to AIR’s Registration Statement on Form 10-12B/A, dated November 24, 2020, is incorporated herein by this reference)*

10.12+	Form of Apartment Income REIT Corp. 2020 Employee Stock Purchase Plan (Exhibit 10.10 to AIR’s Current Report on Form 8-K, dated December 15, 2020, is incorporated herein by this reference)*

10.13+	Form of Apartment Income REIT Corp. 2020 Stock Award and Incentive Plan (Exhibit 10.11 to AIR’s Current Report on Form 8-K, dated December 15, 2020, is incorporated herein by this reference)*

10.14+	Form of Performance Restricted Stock Agreement (2020 Stock Award and Incentive Plan) (Exhibit 10.14 to AIR’s Registration Statement on Form 10-12B/A, dated November 24, 2020, is incorporated herein by this reference)*

10.15+	Form of Restricted Stock Agreement (2020 Stock Award and Incentive Plan) (Exhibit 10.15 to AIR’s Registration Statement on Form 10-12B/A, dated November 24, 2020, is incorporated herein by this reference)*

10.16+	Form of Non-Qualified Stock Option Agreement (2020 Stock Award and Incentive Plan) (Exhibit 10.16 to AIR’s Registration Statement on Form 10-12B/A, dated November 24, 2020, is incorporated herein by this reference)*

10.17+	Form of LTIP Unit Agreement (2020 Stock Award and Incentive Plan) (Exhibit 10.17 to AIR’s Registration Statement on Form 10-12B/A, dated November 24, 2020, is incorporated herein by this reference)*

10.18+	Form of Performance Vesting LTIP Unit Agreement (2020 Stock Award and Incentive Plan) (Exhibit 10.18 to AIR’s Registration Statement on Form 10-12B/A, dated November 24, 2020, is incorporated herein by this reference)*

10.19+	Form of Non-Qualified Stock Agreement (2020 Stock Award and Incentive Plan) (Exhibit 10.19 to AIR’s Registration Statement on Form 10-12B/A, dated November 24, 2020, is incorporated herein by this reference)*

10.20+	Form of Performance Vesting LTIP II Unit Agreement (2020 Stock Award and Incentive Plan) (Exhibit 10.20 to AIR’s Registration Statement on Form 10-12B/A, dated November 24, 2020, is incorporated herein by this reference)*

10.21+	AIR 401(k) Retirement Plan (formerly known as AIMCO 401(k) Retirement Plan) (Exhibit 99.1 to AIR’s Form S-8, dated December 15, 2020, is incorporated herein by this reference)*

10.22*	Form of Stock Purchase Agreement

21.1	List of Subsidiaries (Exhibit 21.1 to AIR’s Annual Report on Form 10-K for the year ended December 31, 2020, is incorporate herein by this reference)

23.1*	Consent of Independent Registered Public Accounting Firm—AIR

23.2*	Consent of DLA Piper LLP (US) (included in opinion filed as Exhibit 5.1)

23.3*	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in opinion filed as Exhibit 8.1)

24.1	Power of Attorney for AIR (included on the signature page of this Registration Statement).

99.1	Agreement regarding disclosure of long-term debt instruments – AIR (Exhibit 99.1 to AIR’s Annual Report on Form 10-K for the year ended December 31, 2020, is incorporated herein by this reference)

*	To be filed by amendment.
+	Denotes management contract or compensatory plan or arrangement

Confidential Treatment Requested by Apartment Income REIT Corp.

Pursuant to 17 C.F.R. Section 200.83

Item 17. Undertakings.

(a)

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(b)	The undersigned registrant hereby undertakes that:

(1)

For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)

For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Confidential Treatment Requested by Apartment Income REIT Corp.

Pursuant to 17 C.F.R. Section 200.83

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-11 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in                 ,                 , on                , 2021

APARTMENT INCOME REIT CORP.

By:
Terry Considine
Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below authorizes Terry Considine and Paul Beldin, and each of them, each of whom may act without joinder of the other, as his true and lawful attorneys-in-fact and agents, with full power of substitution and reconstitution, for him and in his name, place and stead, in any and all capacities to execute in the name of each such person who is then an officer or director of Apartment Income REIT Corp., and to file any amendments (including post effective amendments) to this Registration Statement and any registration statement for the same offering filed pursuant to Rule 462 under the Securities Act of 1933, and to file the same, with all exhibits thereto and all other documents in connection therewith, with the SEC, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing appropriate or necessary to be done, as fully and for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form S-11 has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
	Chief Executive Officer and Director (Principal Executive Officer)	, 2021
Terry Considine

	Executive Vice President, Chief Financial Officer and Principal Accounting Officer (Principal Financial Officer)	, 2021
Paul Beldin

	Chairman of the Board	, 2021
Thomas L. Keltner

	Director	, 2021
Robert A. Miller

	Director	, 2021
Devin I. Murphy

Confidential Treatment Requested by Apartment Income REIT Corp.

Pursuant to 17 C.F.R. Section 200.83

	Director	, 2021
Kathleen M. Nelson

	Director	, 2021
John D. Rayis

	Director	, 2021
Ann Sperling

	Director	, 2021
Michael A. Stein

	Director	, 2021
Nina A. Tran